EXHIBIT 13.1

                          THE DIALOG CORPORATION
                      ANNUAL REPORT AND ACCOUNTS 1998

CONTENTS
Introduction                                         3
Information Services Division                        4
Web Solutions Division                               6
eCommerce Division                                   8
The Chairmans Statement                             10
The Chief Executives Review                         14
Managements Discussion and Analysis                 16
The Board of Directors                              24
Accounts                                            28


The global market has begun to demand the type of automated indexing we have been employing for over a decade and we are now able to deliver this technology at the desktop. Our software, which has made our Information Services unique, is now being recognised for its potential application to knowledge management.

We have begun to exploit the value of our proprietary technologies, specifically InfoSort and Muscat. In addition to winning high-profile public sector projects, we are exploring further opportunities to license our software on a global basis.

Our technologies have also provided the opportunity to enter the business-to-business eCommerce market. By the end of 1998, we were providing off-the-shelf and customised eCommerce services to meet the demands of small, medium and large organisations.

As these activities have grown, we have been examining the best way to structure The Dialog Corporation to ensure that we retain the focus on our traditional business, while at the same time fully capitalising on the enormous potential of our proprietary Internet technologies and eCommerce innovations.

To fully leverage our efforts, we have created a three-divisional structure. With dedicated management teams and tightly controlled budgets for each division, we can ensure that a greater focus is brought to bear on all aspects of our business. This structure will also allow for greater visibility and clarity for our shareholders in terms of the progress of and prospects for our business.

We are extremely excited by the ongoing development of innovative products that continue to differentiate The Dialog Corporation in high-growth markets and are committed to servicing our clients as their information and eCommerce needs evolve into the next millennium.

INFORMATION SERVICES DIVISION

The Information Services Division (ISD) is the worlds largest provider of online information services. ISD comprises three market leaders: Dialog, Profound and DataStar, and serves over 20,000 corporate customers in 120 countries. Customers are provided with instantaneous access to over nine terabytes, or six billion pages, of critical information via standard telecommunications systems or the Internet, all supported by our worldwide Knowledge Centres. Professionals in business, science, engineering, finance and law turn to ISD every day to get the critical information they need to make the right decisions.

To provide even easier access to our massive databases, ISD has released several new products that help end-users develop and execute searches. Dialog Select provides a structured environment for customers to search for information in specific vertical markets. Dialog Web, while providing all the capabilities of the main Dialog system to conduct sophisticated search strategies, also supports end-users through advanced, menu-driven guided searches. DataStar Web is Europes leading information service, with access to over 350 databases of worldwide business and technical information, and has been successfully integrated onto the corporate intranets of some of our top European clients.

While making it easier to directly access the power of Dialogs databases, ISD has not overlooked the key role information professionals play in introducing end-users to our systems. The latest ISD product, Dialog Intranet Toolkit launched in the first quarter of 1999 allows information professionals to create multiple Web sites on their own intranet. These sites provide access to Dialog via pre-defined search templates, so that end-users throughout their organisation can simply point-and-click to get the information they need.

LiveIntranet, launched by ISD in December 1998, allows companies to automatically index and categorise both internal and external knowledge to the same standard. Coding company information and external news and research to the same terms means that all data is easily organised and retrieved by corporate end-users.

LiveIntranet enables companies to meet information needs at an end-user, departmental or project group level, in different offices or even countries. Different departments across the business can design the format of their own information, access home pages and define the structure they want for searching and accessing information.

ISD is the heart of The Dialog Corporation. We continue to invest in new vertical market products, add new information sources that our customers need and develop new ways to access the mission-critical information we provide to professionals all over the world.

                   [see print version for graphic image]
      Source: Simba Information Inc.: Web/Online Services 1998
                    2002: Marketing Analysis & Forecast

WEB SOLUTIONS DIVISION

Today there is more information available than ever before. However, too much information can be as dangerous as too little, because it makes it difficult to find what you are looking for quickly. As the worlds leading online information provider, The Dialog Corporation has developed a number of technologies to help customers address the challenges of information overload.

The Web Solutions and Internet Software Division markets and delivers the technology inherent in our knowledge management solutions. These technologies include Muscat's intelligent search and retrieval technologies as well as InfoSort, the Company's proprietary indexing system.

Muscat Ltd (www.muscat.com) is a subsidiary of The Dialog Corporation located in Cambridge, UK. Muscats flagship product is a sophisticated search engine that uses a probabilistic strategy that goes beyond simply matching words; it matches ideas. Muscat analyses search terms to identify 'concepts of interest'. It then applies the concepts it has discerned to all the information sources that can be accessed - intranet databases, Web sites, external information sources - and suggests new 'concepts' to help users find important related information. Any search tool can yield results; Muscat also adds insight. Muscats impressive customer list includes NASA, Sun Microsystems, Reuters, Ernst & Young, The British Library, McGraw Hill and Barclays Bank.

Finding the right information is only the first step being able to find it again is just as important. Many organisations cannot fully leverage their information assets - their knowledge - because it has become almost unmanageable. Having spent millions of dollars to acquire and create information, they cannot take full advantage of their investment because it is locked away in different databases, on different systems, and in different types of files. For all intents and purposes, much of the information is lost.

InfoSort is software that electronically reads and categorises large databases of information so they can be quickly and easily accessed. The InfoSort technology creates multi-dimensional 'virtual links' between articles, files, reports, emails, letters and other documents so searches can be executed across the full spectrum of information sources that embody an organisation's 'knowledge.'

Typical searches of large databases yield thousands of matches because most search strategies are based on matching a specific word to words within target documents or abstracts. InfoSort makes it possible to search by subject - as opposed to matching single words - by pre-indexing documents based on analysis of their content. Literally thousands of documents that first result from a search can be reduced to the most important with the click of a mouse - customers can reach the most pertinent information with speed and precision. InfoSort can be deployed on a corporate intranet, making it possible for customers to index new documents as they are created or acquired, using terminology unique to their organisation.

The answer to too much information is InfoSort.

                   [see print version for graphic image]
            Source: Zona Research, Inc.: Internet and Intranet:
              Markets, Opportunities and Trends, October 1998

eCOMMERCE DIVISION

Forrester Research, Inc. estimates that the intercompany eCommerce market will grow from $43.1 billion in 1998 to $1.3 trillion by 2003. Without a doubt it will be one of the highest growth industries over the next ten years and Dialog has staked out a strong position in this market with the introduction of OfficeShopper (www.officeshopper.com).

For The Dialog Corporation, the opportunity is a natural extension of our increasing presence in both the corporate intranet market and on the Internet, where we deliver software and information services to the world's leading companies. Our talent in aggregating an information database has allowed us to build systems that add the same value to aggregating a database of products or services.

OfficeShopper enables corporate customers to order office supplies online as well as the functionality to track purchases and control costs, exploit discounts with suppliers, and ensure they get the most competitive price available by previewing products and prices from many vendors.

As announced in March 1999, Dialog was awarded the contract to develop and operate the Enterprise Zone by the Department of Trade and Industry in the UK. Enterprise Zone (EZ) is an Internet portal to business information for small to medium sized companies, with over 160,000 users. Dialogs eCommerce Division has added an exclusive eCommerce capability to EZ called LinkShopper, that allows the EZ community to benefit from competitive prices and negotiated discounts.

In addition to providing electronic shopping capabilities directly, the Division also markets the underlying technology of OfficeShopper to organisations that wish to deploy their own eCommerce applications, and supports customers with an end-to-end eCommerce solution that includes creation, installation and management of customised systems.

The eCommerce Division also leverages Dialog's network backbone, developed for the Information Services Division, which can provide the necessary security for transactions between eCommerce customers and suppliers.

eCommerce is an ideal complement to our online information services and represents an unrivalled business opportunity. The Company is a leading provider of services over the Internet, and through the application of our proprietary searching and indexing technologies, The Dialog Corporation is uniquely placed to advance the trend in the burgeoning eCommerce market.

                   [see print version for graphic image]
        Source: Forrester Research, Inc.: Resizing Online Business
               Trade Copyright 1999, Forrester Research Inc.


THE CHAIRMAN'S STATEMENT

1998 was a challenging but productive year for The Dialog Corporation. The revenues of Knight-Ridder Information Inc. (KRII) have taken longer to turn around than we had originally anticipated. This situation was compounded by the necessary pricing changes we introduced during the year.

Nevertheless, we have addressed the fundamental structural issues created by M.A.I.D's acquisition of KRII and an enormous amount has been achieved in the integration of the two businesses. We recognise that the combined Company is not as far along in the process of building revenues and profits as we had hoped for at the time of the acquisition. We have recently made important additions to key management, released a number of promising new products and enhanced our field sales operations with new staff. We are confident that these and other initiatives will accelerate the process of revenue and profit growth.

Our efforts in 1998 have created a profitable and cash generative company, which offers an excellent platform from which to develop in the future.

We have recently restructured Dialog into three divisions in order to retain the focus on our core Information Services business, while at the same time fully capitalising on the enormous potential of our proprietary Internet technologies and eCommerce innovations. Overall, we expect the real benefits of the work we have done to date to show through in our results in the second half of 1999 and beyond.

OPERATIONAL REVIEW

Our objective since the merger of M.A.I.D plc and KRII in November 1997 has been to combine the formers advanced technologies and user-friendly products with the latters unparalleled content to deliver a wide range of information solutions across our extensive global customer base. We have made considerable progress during 1998 in the achievement of this objective. The revenues of KRII had been declining prior to the acquisition. Although it has taken longer than originally anticipated, management believes that the results of the Companys efforts to address the decline are now being demonstrated and this has been further enhanced by the introduction of a suite of Internet-based products introduced in September 1998.

In order to launch these Web-based products, as identified at the time of the acquisition, the traditional pricing structure that had been in place for 25 years needed to be significantly overhauled. Management had identified that 24% of revenue, representing in excess of $50 million, was based on connect time charges. This revenue was vulnerable due to the fact that the technology upon which the Internet operates does not allow for comparable time-based charging. Introducing this radical change in pricing proved to be more problematic than anticipated and resulted in the Company discounting services by approximately 10% before it was fully adopted. This discount affects the majority of Dialog revenues and is the reason that usage of our services appears to be in continued decline. Since September 1998, however, the average for daily usage volumes has increased.

Alongside these pricing changes, we also introduced the option for customers to switch from pay-as-you-go to flat-fee packages. This option has proved popular, particularly with the larger global customers, and flat-fee contracts now represent over 30% of our revenues at an average premium of 10% year on year. By the year-end, the pricing changes had been adopted and accepted by the customer base, new products were launched and the Company had achieved an operating margin of 15%. Additionally operating profit increased by 392% to (pound)25.6 million for the full year as compared to (pound)5.2 million for pro-forma 1997.

On 17 May 1999, the Company announced that it had secured an additional $25 million facility from The Chase Manhattan Bank that has enabled the release of some of the funds previously earmarked for debt repayments to be invested in the high growth market opportunities of Information Services, Web Solutions and eCommerce. The additional facility increases the size of the Senior Credit Facility by $11.5 million.

In addition to focusing considerable efforts on driving revenues for the core business, management continues to explore a number of strategic initiatives and is actively engaged in discussions which, subject to their outcome, will result in a substantial reduction of the Group debt. These strategic initiatives will enable the Company to accelerate debt repayments and allow cash flow to further propel some of the high-growth opportunities in which the Company has significant technologies, competencies and the market position to exploit.

FULL-YEAR RESULTS

1998 represents the first full year of operations following the acquisition of KRII on 14 November 1997. Group sales of 170.8 million compare to reported sales of (pound)46.1 million in 1997.

The integration of KRII and M.A.I.D involved a reduction in workforce of some 24% and the termination of 16 out of a total 57 office leases, the cost of which was largely provided for as a restructuring cost in 1997. By reducing the scale of duplicated functions and by aligning the KRII business model with that of M.A.I.D, management achieved a (pound)28 million, or 33%, reduction in the 1997 half-year annualised operating cost base of the combined entity. This exceeded management's expectations by (pound)7 million.

After net interest expense of (pound)17.2 million, Dialog achieved a profit before tax (excluding restructuring costs and other exceptional items) of (pound)8.4 million for 1998, which is below the expectations we had at the outset of the merger. It is significantly better, however, than the two businesses were able to achieve as separate companies in 1997.

The acquisition of KRII required a significant fund-raising exercise which was achieved through a mixture of equity, and $272.5 million of debt. During the year the Company serviced debt interest of $25.3 million and repaid senior debt in the amount of $15.9 million, to end the year with total indebtedness of $256.6 million.

The Company complied with its debt covenants during 1998 and expects to meet its covenants for the current year and beyond.

EARNINGS PER SHARE

The Company achieved an EPS of 4.8 pence before restructuring costs and other exceptional items, compared to a loss of 6.2 pence per share for 1997.

RESTRUCTURING COSTS AND OTHER EXCEPTIONAL ITEMS

The restructuring charge booked in 1998 of (pound)2.6 million relates to the move of our US headquarters from Mountain View, California to Cary, North Carolina (pound)1.8 million and other restructuring items of (pound)2.5 million mainly related to the termination of property leases (pound)1.6 million. These costs have been offset by a write-back of (pound)1.2 million relating to data centre convergence costs and (pound)0.5 million relating to the removal of the KRII name.

The Board has been closely monitoring its investment in Fourth Network Inc., which had expected to achieve an IPO or alternative significant fund-raising. As this has not occurred to date, the Board determined that it would be prudent to write down 50% of its investment, creating an exceptional charge of (pound)2.3 million. The Board continues to monitor closely the carrying value of its investment in Fourth Network Inc. In 1998, the Company disposed of its non-core investments in Easynet Group plc and NewsEdge Corporation, realising gross proceeds of (pound)7.1 million and an exceptional gain of (pound)2.1 million.

Q4 TRADING

Results for the fourth quarter were broadly in line with managements expectations. Dialog usage revenues did increase month on month with the exception of December, which, as anticipated, was impacted by the seasonal holidays. Gross margins improved as a result of sales in the Web Solutions Division which has higher associated gross margins, together with the greater weighting of Profound resubscriptions that fall due for renewal in the fourth quarter. Operating costs increased as new products were released and additional sales staff employed.

NEW PRODUCTS

In response to the technological advances in our industry, including the emergence of the Internet as a key delivery mechanism, particularly for the fast growing end-user market, we have focused on developing new products to lead the way in this dynamic marketplace. As a first step in this process, a number of our traditional products were redeveloped so that they could be accessed via the Internet, in particular DialogClassic. We also repackaged access to our vast databases in the form of a suite of industry-specific solutions known as DialogSelect.

We have recently introduced three significant new products - LiveIntranet, Intranet Toolkit and OfficeShopper - which break new ground in our industry and which offer exciting potential in the future.

We will continue to invest in the development of new products over the coming year, and are confident that we can maintain our technological and market leadership position in this dynamic and fast-changing marketplace. However, these new products will inevitably take time to generate material sales for the Company.

GROUP REALIGNMENT

In February, we announced that Dialog was to be restructured into three operating divisions: Information Services, Web Solutions and Internet Software, and eCommerce. This was done to ensure that we retain the focus on our core Information Services business, while at the same time fully capitalising on the enormous potential of our proprietary Internet technologies and eCommerce innovations.

INFORMATION SERVICES DIVISION

This division focuses on the development and expansion of the existing online information business to information professionals and end-users. The main product lines include Dialog, DataStar, Profound and CD-ROM. With 9 terabytes of information in some 900 databases serving over 20,000 corporate customers around the world, the Information Services Division offers the worlds largest professional and commercial online service.

The Information Services Division reported 1998 turnover of (pound)165 million, representing 97% of Group turnover. Cost of sales consists primarily of royalties paid by the Company to content publishers. Other principal costs include computer processing and telecommunications costs. The 1998 gross margin of 56.5% for this division is broadly representative of this division going forward.

WEB SOLUTIONS AND INTERNET SOFTWARE DIVISION

The Web Solutions and Internet Software Division leverages InfoSort, Dialogs proprietary indexing software, and Muscats intelligent search engine technologies, for corporate knowledge management solutions. InfoSort, used by our Information Services Division and developed over the past 14 years, has recently achieved a breakthrough and can now automatically categorise electronic data. This innovation addresses the markets growing demand for automatic indexing of digital material to overcome the issue of information overload. We believe that the licensing of InfoSort software offers considerable revenue potential for this division. Indeed, discussions are currently taking place in this regard.

During 1998 we were successful in winning and implementing special projects through this licensing of technology with both the UK Governments
Department of Trade and Industry and the British Broadcasting Corporation. Other customers for the division include Reuters, The British Library, Ernst & Young, Virgin Net, McGraw Hill and Barclays Bank.

The Web Solutions and Internet Software Division reported 1998 turnover of (pound)4.0 million, representing 2.4% of Group turnover. Sales in this division consist of licence fees and royalties, and have minimal associated direct costs. The 1998 gross margin of approximately 70% is broadly representative for this division going forward, depending on the sales mix.

eCOMMERCE DIVISION

In July 1998, Dialog announced its entry into the electronic commerce market with the launch of the consumer shopping service PlanetRetail. Whilst the consumer market is not the focus for Dialogs eCommerce activities, the site was intended as a demonstration of Dialogs capabilities in this area.

The strategic focus of this division is on business-to-business applications and to this end, in November, Dialog acquired 100% of Write Works Ltd, a company which had developed the UK's first online purchasing and management control system for businesses. Our strategy for 1999 and beyond involves the rollout of OfficeShopper to the business community worldwide, leveraging Dialogs substantial global customer base and licensing the procurement software on which OfficeShopper is based to other organisations wanting to develop their own eCommerce activities.

In March 1999, the eCommerce Division was awarded the contract to operate the Enterprise Zone, an Internet portal for Small Medium-sized Enterprises
(SMEs) by the UK Governments Department of Trade and Industry in conjunction with Business Links. Enterprise Zone now includes LinkShopper, a customised version of Dialogs OfficeShopper service.

Revenues for our eCommerce Division from 19 November 1998 until the end of the year amounted to (pound)77,000, which compare to Write Works pro-forma revenues of (pound)735,000 for the full year. The gross margin in 1998 (including Write Works) represented 22%, which sets the benchmark expectation for our eCommerce Divisions future performance.

MANAGEMENT

This year we have considerably strengthened the senior management team, most notably through the appointment of Patrick Sommers to the new position of Chief Operating Officer and, more recently, Richard Swank as a non-executive Director.

FTSE RECLASSIFICATION

With effect from 1 April 1999, Dialog is to be reclassified by FTSE International as an Internet company, and will form a part of the new Software & Computer Services sector on the London Stock Exchange.

Dialog has demonstrated a strong and increasing stream of Internet revenues generated worldwide and in 1998 we generated in excess of (pound)60 million of revenues from our Internet businesses. This new classification will be a more accurate reflection of the Companys functions, both in the UK market and in the US where Dialog is listed on NASDAQ.

CURRENT TRADING AND OUTLOOK

Total revenues in the first quarter of 1999 are up against the fourth quarter of 1998. Revenue growth in the first half of 1999 will primarily be driven by growth in the Information Services Division, which today accounts for over 95% of Group revenues.

Unlike the quarterly revenue trends of 1998, management expects the combination of the anticipated growth in daily usage from the Information Services Division and the growth from our eCommerce and Web Solutions Divisions to generate successive increased quarterly revenues regardless of the seasonal impact to usage-based sales that will inevitably arise.

The Board is confident that the actions that we have taken during 1998 will grow shareholder value, although we anticipate that the real benefits will start to show through in our financial results from the second half of 1999 and beyond.

The Board is determined to make 1999 a year of progress for The Dialog Corporation and its shareholders, building upon the foundations laid by the actions taken during 1998.


Michael Mander
Chairman


THE CHIEF EXECUTIVE'S REVIEW

1998 was the year that your Directors merged two loss-making companies into one that is highly profitable. There is no question that 1998 was a challenging year but, equally, it was extremely productive.

The year began after we had downsized the Company by 24%, merged offices around the world and commenced a plan to converge our global technology infrastructure. By the end of the year, the operating cost savings achieved through these and other control measures resulted in annualised savings of $47 million ((pound)28 million).

Early in 1998, an extensive global road show commenced, so that a large proportion of customers could be met and informed about the Company's strategy and plans for the evolution of Dialog's products and services.

Senior management visited 22 cities in the United States, 15 cities in Europe and 8 in Asia. In total, we were able to meet with 45% of the revenue-generating customer base in the United States, 60% of the revenue-generating customer base in Europe and 50% of the revenue-generating customer base in South East Asia.

As a result of these meetings with our customers, it became apparent that the role of the traditional Dialog user - the information professional - was changing. Corporate librarians, some of whom had been using Dialog for decades, were facing new challenges in having to serve an ever-expanding number of end-users, all with very different information needs.

Many of these same customers who had been using Dialog as a dial-up product wanted to migrate to faster Internet-based delivery mechanisms. We were aware that 24% (representing over $50 million) of KRII's revenues were based on a model of hourly connect rates, a structure totally unsuitable for services delivered via the Internet. We implemented a pricing model which more fully reflects the value of our information services and is compatible with Internet-based delivery.

There was some initial reluctance to the new pricing from our customer base. While we greatly value our customers and their business, we knew that this change was necessary for the future of the Company. We further adjusted the pricing until we knew that our customers were satisfied. We acknowledge their loyalty and their invaluable feedback during this period.

With the pricing modifications completed, the Company launched a suite of Internet-based products, including completely new versions of DialogWeb, DataStar Web, DialogSelect and Web-based access to DialogClassic. Making the vast Dialog databases accessible via the Internet was one of our main objectives and we are committed to remaining innovative and meeting the challenges in the rapidly changing information industry. By the end of 1998, our Internet-based revenues exceeded $100 million.

In September, we commenced the move of our US headquarters to Cary, North Carolina, centralising a number of The Company's marketing, finance, customer service and administration functions in one location and further reducing forward operating expenses.

The Company's Mountain View and Palo Alto offices in the heart of Silicon Valley continue to house Dialogs US technology team of approximately 200 people.

In addition to the activities outlined above, we have identified several strategic opportunities in high-growth market sectors. To this end, The Dialog Corporation announced on 2 February 1999 that it had realigned operations in order to provide a greater focus and reporting transparency to its increasing range of Web-based activities. As a consequence of this move, Dialog is being restructured to comprise three divisions: an Information Services Division, a Web Solutions and Internet Software Division, and a division focusing on eCommerce for the corporate market.

So, as we enter 1999, we have laid the foundations for solid growth into the future, having:

o Reduced costs making a profitable entity out of two loss-making companies

o Moved services to the Internet the online access method of today and tomorrow

o Merged two very different cultures into a dynamic and innovative market leader

o Introduced two additional market initiatives - eCommerce and Web Solutions - to further drive growth.

Looking back, a huge amount has been achieved in the last 12 months and I would like to recognise the staff from all departments who have demonstrated exemplary hard work and tremendous commitment. Their efforts have made this year a success by any measure.

With the foundations laid in 1998, and 1999 starting off with growth in all of our divisions, I am now more confident than ever of the bright future ahead for the Company.


Dan Wagner
Chief Executive



MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following review of operating results, liquidity and capital resources has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled 'Operating and Financial Review,' and recognising the US custom for a Managements Discussion and Analysis of Financial Condition and Results of Operations.

The Company maintains its accounting records and reports its results in pounds sterling in accordance with UK generally accepted accounting principles ('GAAP'). There are significant differences between UK GAAP and US GAAP (see note 29 of Notes to the Financial Statements) and, unless otherwise indicated, all financial results and analyses in this section refer to the Companys UK GAAP financial statements and results.

SUMMARY

1998 represents the first full year of operations following the acquisition of Knight-Ridder Information Inc. (KRII) on 14 November 1997.

Group sales of (pound)170.8 million compare to reported sales of (pound)46.1 million in 1997. Prior to the acquisition, KRII had been loss-making and the old M.A.I.D business had achieved a profit of (pound)382,000 for the year ended 31 December 1997. The acquisition of KRII and subsequent merger of business operations allowed for considerable cost savings. As a result, the Company achieved profit before tax (excluding restructuring and other exceptional costs) of (pound)8.4 million for 1998 compared to a loss before tax (excluding restructuring and other exceptional costs) of (pound)5.9 million in 1997. After restructuring and other exceptional costs, a pre-tax profit of (pound)5.6 million was achieved.

The acquisition of KRII required a significant fund-raising exercise to pay for the acquisition at a price, including a working capital adjustment, of $434 ((pound)261) million, as well as funding the additional costs necessary to restructure the enlarged business. The funds were raised through a mixture of equity, and debt in the amount of $272.5 million. During 1998 the Company serviced debt interest of $25.3 ((pound)15.3) million and repaid senior debt in the amount of $15.9 ((pound)9.6) million. The Company ended the year with total indebtedness of $256.6 ((pound)154.2 million).

TURNOVER

Group turnover of (pound)170.8 million represents the first full year of operations following the acquisition of KRII and compares to reported sales of (pound)46.1 million in 1997. The revenues of KRII had been in steady decline since 1996 and the rate of decline increased throughout 1997 as the acquisition process came to its conclusion on 14 November 1997. As a consequence, Dialog commenced the year with a lower revenue base than the pro-forma combined average for 1997. Compared with the pro-forma revenues of M.A.I.D and KRII combined for 1997 of (pound)183.5 million, Dialog revenues for 1998 show a 6.9% decline.

On 2 February 1999 the Company announced the creation of three new operating divisions: the Information Services Division; the Web Solutions and Internet Software Division; and the eCommerce Division. For 1998 their respective revenues amounted to 96.8%, 2.4% and 0%. In addition, the Company recognised non-recurring guaranteed minimum royalties of (pound)1.4 million (0.8%).

INFORMATION SERVICES DIVISION (ISD)

This division characterises the development and expansion of the existing online information business to information professionals and end-users. The main product lines include Dialog, DataStar, Profound and CD-ROM which represent 71%, 14%, 10% and 5% respectively of total divisional sales for 1998.

Management's objective for the year was to halt the historic KRII declining revenue trends and return them to growth. Following extensive customer hosting sessions in the opening months of 1998, the Company experienced a positive trend in both usage volumes and ISD revenues in the first quarter.

Through the acquisition process it had been identified that 24% of Dialog revenues, or approximately $50 million, were based upon an hourly connect pricing model. Given the Company's intention to release Internet-based interfaces to the Dialog content, this would have accelerated the decline in this element of revenues, as the Internet is a far quicker and more efficient way for customers to gain access.

Therefore, in the second quarter, a series of price modifications were announced to our customers. These were met with scepticism and concern from both customers and the trade press. As a company which values its customers and the loyalty they have demonstrated over the years, additional modifications were announced and made effective from 1 September. These modifications had the effect of providing the average Dialog customer with an estimated 10% price discount, which also had the consequential effect of lowering the Dialog revenue base from which to build. Since September 1998, however, the average for daily usage volumes has increased.

Our efforts to turn around the declining DataStar revenues were ineffective until we formally announced in June 1998 our commitment to building the DataStar brand, headquartered in Berne, Switzerland. From that point, DataStar has performed well, albeit from a lower revenue base.

Profound, which includes its subscription element and higher margins, was not actively promoted during 1998, as the newly integrated sales teams focused more closely on solidifying the larger Dialog revenue base and converting customers to annual fixed price commitments.

CD-ROM revenues are recognised rateably over the annual life of the contracts sold. As a result of our merger activities, the CD-ROM division moved its headquarter functions from California to Oxford during the fourth quarter of 1998. This did have a disruptive effect in the short term that will impact the reported revenues for 1999. The move, which was successfully completed by the year-end, provides a lower cost base and a firm foundation for the future success of our CD-ROM operations.

WEB SOLUTIONS AND INTERNET SOFTWARE DIVISION (WSD)

This division was established to license InfoSort and Muscat search technologies for corporate knowledge management solutions.

During 1998 the Company was successful in winning and implementing special projects including both the Department of Trade and Industry (DTI) and the British Broadcasting Corporation (BBC), and recognised (pound)2.5 million in revenues for the sale of technology and subsequent implementation at the customer site. Building on existing proprietary technology and expertise gained during 1998, the WSD intends to build upon the growing demand for knowledge management solutions that bring together internal and external information into a simple searchable solution.

In August 1997, the Company acquired a 70% stake in Muscat, which in 1998 achieved third party sales of 1.2 million for search engine licences and royalties from customers including Reuters, PA News Media, Interactive Collector, DHL and the United Nations.

In addition, it is anticipated that WSD will generate revenues from the development of a powerful Web search service for businesses using the Internet to utilise Dialog's professional search capabilities when interrogating the Web.

eCOMMERCE DIVISION

In July 1998, Dialog announced its plans to target the electronic commerce (eCommerce) market with a strategic focus on business-to-business applications that leverage the Company's alliance and customer base.

The Company subsequently acquired 100% of the Oxford-based Write Works Ltd in November 1998, which had developed the UKs first online purchasing and management control system for businesses. With an existing client base of over 100 corporations including TK Maxx, ISS, EMI Music and Action Aid, Write Works monthly sales tripled between January and September 1998. At the date of acquisition, its procurement systems accounted for annualised sales in excess of (pound)750,000. Dialog's 1998 eCommerce revenues of (pound)77,000 were derived entirely from the activity of the Write Works Internet procurement service during the last six weeks of the year. This service was rebranded as OfficeShopper immediately following the acquisition.

Our strategy for 1999 and beyond involves the rollout of OfficeShopper.com to the business community worldwide, leveraging the substantial Dialog customer base and licensing the underlying eCommerce technology to enable businesses to create their own eCommerce solutions.

GEOGRAPHICAL ANALYSIS OF TURNOVER

As a result of the acquisition of KRII, the Company is the largest online general reference service in the US, the largest archival service in Europe, and provides the largest English language service in Japan (source:
Simba Information, Inc.).

Revenues from overseas operations outside the United Kingdom increased by 311% from (pound)32.1 million in 1997 to (pound)131.8 million in 1998, which compares to a 151% year on year increase in 1997. Overseas revenues now represent 77% of total revenues, compared with 70% in 1997 and 60% in 1996.

The increase in revenues from overseas operations is mainly attributable to North America, where revenues increased by 376% year on year. This resulted from the impact of the acquisition of KRII.

The Company's reported revenues are subject to material changes in exchange rates. The principal foreign currencies to which operations are currently exposed are the US dollar and the Swiss franc. The average rates of exchange for US dollars to pounds sterling, as used by the Company in the preparation of its Consolidated Financial Statements, was US$: (pound)1.573 in 1996, US$: (pound)1.640 in 1997 and US$: (pound)1.658 in 1998.

COST OF SALES

Cost of sales increased by 316% from (pound)17.2 million in 1997 to (pound)71.6 million in 1998 and represented 37% and 42% of total turnover respectively.

Due to the relative weighting of revenues to ISD, cost of sales consists primarily of royalties paid by the Company to content publishers, whose information is downloaded by a user through the Company's services. Also relating to the Information Services Division are telecommunications charges and computer processing costs, and, to a lesser degree, annual fixed fees paid to some content providers irrespective of the level of usage of that providers information.

The significant increase in cost of sales from (pound)17.2 million to (pound)71.3 million for ISD reflects the Companys recognition of our first full years revenue from the merged operations of M.A.I.D and KRII, which for 1997 included the KRII usage revenues for the last six weeks of the year only. Due to the relative weighting of the KRII revenues, which are predominantly usage-based, compared to the revenues of M.A.I.D, which included a large subscription element with negligible associated costs, the gross margin achieved in 1998 of 56.9% is more representative of the ISD margin anticipated by management.

Cost of sales for the newly formed WSD is anticipated to be lower as technology-based sales, which consist of licence fees and royalties, have minimal associated direct costs. For 1998 the Company achieved revenues of (pound)4.0 million, with negligible cost of sales. There were no comparable revenues for 1997.

In 1998 Write Works Ltd cost of sales represented 81% of sales, which sets the benchmark expectation for our eCommerce Divisions future activities.

OPERATING COSTS (EXCLUDING AMORTISATION)

The integration of KRII and M.A.I.D involved a reduction in workforce of some 24% and the termination of 16 out of a total 57 office leases, the cost of which was fully provided for as a restructuring cost in 1997. By reducing the scale of duplicated functions and by aligning the KRII business model with that of M.A.I.D, management achieved a (pound)28 million, or 33%, reduction in the 1997 half year annualised operating cost base of the combined entity. This exceeded managements expectations by (pound)7 million.

DISTRIBUTION COSTS

Distribution costs consist of salaries and commissions paid to sales staff and account managers, travel and entertainment and similar expenses incurred by sales personnel, and marketing expenses, including advertisements, marketing literature and trade shows.

As a result of the acquisition, total distribution costs (before restructuring costs) for the year were (pound)21.6 million compared to (pound)15.7 million for 1997, which represent 12.7% and 34.1% of revenues respectively. The significant reduction in distribution costs as a percentage of revenues was achieved by successfully eliminating duplicate functions and improving efficiencies of the combined sales operations of the enlarged Group. Following the release of new products in the second half of 1998, additional sales and sales support staff were added, which will have the effect of increasing distribution costs in 1999. The Company had approximately 450 sales personnel at the year-end and is currently represented in 39 countries.

ADMINISTRATION EXPENSES

As a result of the acquisition, total administration expenses (before restructuring costs) for the year were (pound)44.2 million compared to (pound)13.4 million for 1997, which represent 25.9% and 29.1% of revenues respectively.

Administration expenses consist of all facilities costs (including the Company's main offices in London, California, North Carolina and Berne, Switzerland, which house the Company's management, sales, administrative and editorial staff, and the Company's data centres); remuneration for all employees other than persons directly involved in selling or account management; and operating expenses for the Company's data centres (other than telecommunications and processing charges included in cost of sales as described above).

The reduction in staff levels and facilities has led to savings in administration expenses when compared to the pro-forma combined Group results for the prior year.

AMORTISATION OF PRODUCT DEVELOPMENT COSTS

The amortisation of capitalised product development costs for the Company amounted to (pound)7.8 million, compared to (pound)3.6 million amortised in 1997. The amortisation charge reflects the first full year of amortisation of the combined entity and benefits from the rationalisation derived from merging two companies which previously had been developing products and technological implementations for the same market.

The Company continues to review on a regular basis the carrying value of capitalised development costs to ensure their appropriateness. During 1998 the Company made significant technological advances in developing and releasing new Internet-based interfaces to the Dialog and DataStar content.

The majority of product development costs are amortised over 36 months with effect from the date of commercial release, in accordance with our stated accounting policy.

The amortisation charge for 1998 includes amortisation of costs associated with previously capitalised development projects relating to Profound, Profound for the Internet, DialogWeb, World Reporter and various completed Dialog databases, together with DialogSelect with effect from the second half of the year. Development costs associated with the KRII business gave rise to an additional amortisation charge of (pound)344,000 for the six week period ended 31 December 1997.

Included within amortisation for the year is (pound)1.7 million, relating to amortised database development costs in respect of the activities of Responsive Database Services (RDS).

OPERATING PROFIT

The operating profit (before restructuring costs and other exceptional items) of (pound)25.6 million compares to a loss of (pound)3.8 million in 1997. On revenues of (pound)170.8 million, this represents an operating margin of 15%, which compares to an operating margin of 3% based upon the combined achievements of (pound)5.2 million achieved in 1997 by both M.A.I.D and KRII merged on a pro-forma basis.

RESTRUCTURING COSTS AND OTHER EXCEPTIONAL ITEMS

The exceptional restructuring charge booked in 1998 of (pound)2.6 million relates to the move of our US headquarters from Mountain View, California to Cary, North Carolina ((pound)1.8 million), anticipated additional costs arising from the termination of property leases ((pound)1.6 million) and various other restructuring charges ((pound)0.9 million), relating primarily to the integration of the sales force and one-off customer hostings. These costs have been offset by a write back of 1.2 million relating to data centre convergence costs and (pound)0.5 million relating to the removal of the Knight-Ridder Information name. The move to Cary, North Carolina will allow the Company to benefit from lower operating costs in the North Carolina Research Triangle and was successfully completed by the year-end.

The exceptional restructuring costs for 1997 consist of a non-cash write-off of capitalised development costs in the sum of (pound)8.0 million, together with (pound)10.6 million in respect of costs and provisions relating to the one time expense associated with the KRII and M.A.I.D merger activities. These activities were completed in the year under review, and gave rise to a cash outflow of (pound)6.9 million in the current year.

In 1997 the Company recognised an exceptional gain totalling (pound)4.0 million relating to the transfer of its 'Internet in Hotel' technology and associated distribution contracts to Fourth Network Inc., in exchange for an equity stake in the company. During 1998, the Board has been closely monitoring its investment in Fourth Network Inc., which had expected to achieve an IPO or alternative significant fund-raising. As this has not occurred to date, the Board determined that it would be prudent to write down 50% of its investment creating an exceptional charge of (pound)2.3 million and cease recognition of future minimum guaranteed revenues arising from the distribution contracts transferred. During the first three-quarters of 1998, the Company recognised total royalties of (pound)1.4 million compared to (pound)1.8 million in 1997.

In 1998, the Company disposed of its non-core investments in Easynet Group plc and NewsEdge Corporation, realising gross proceeds of (pound)7.1 million and an exceptional gain of (pound)2.1 million. The proceeds were used to accelerate the Company's repayment of debt.

INTEREST RECEIVABLE AND INTEREST PAYABLE

Net interest payable of (pound)17.2 million compares to (pound)2.2 million for 1997. The debt interest serviced during 1997 included (pound)2.4 million of interest payable in respect of the debt financing for the acquisition of KRII for the last six weeks of the year.

The acquisition of KRII required a significant fund-raising exercise, which included $272.5 ((pound)163.8) million of debt. The debt raised consisted of a $92.5 ((pound)55.6) million senior secured facility upon which interest is calculated at the rate of 2.25 percentage points over US Libor which was 5.09% as at 31 December 1998. The balance of $180.0 ((pound)108.2) million relates to the subordinated loan notes, which are registered on the London Stock Exchange and carry a fixed interest rate of 11%.

The Company has obligations, in addition to interest charges, to repay $21.9 ((pound)13.2) million of senior debt in equal instalments in May and November of 1999.

Included within the net interest expense of (pound)17.2 million is (pound)0.9 million of amortised bank debt fees that will continue to recur over the life of our loan arrangements. Bank and related fees amounting to (pound)6.9 million were paid in connection with the debt raised to acquire KRII, and the unamortised value is netted off against the carrying value of our loan indebtedness in accordance with FRS4.

TAXATION

The Companys tax charge for 1998 relates entirely to the tax arising on the profitable performance of its foreign sales subsidiaries. No tax arises in the UK or US as a result of past tax losses and tax losses carried forward are approximately 15 million in the UK, (pound)8.7 ($14.5) million in the US and (pound)1.6 (CHF 3.7) million in Switzerland.

As a result of the acquisition of KRII, the Company wrote off (pound)204 million of goodwill in 1997 to reserves in accordance with UK GAAP. This differs from the tax treatment in the US that allows such goodwill to be written off over a 15 year period. As the acquisition was made through The Dialog Corporation Inc., a wholly owned US subsidiary, it is anticipated that the Company will benefit from such tax amortisation over the next 15 years, as it is envisaged that the Company's US operations will be profitable in future years.

EARNINGS PER SHARE

The Company achieved an EPS of 4.8 pence before restructuring costs and other exceptional items, compared to a loss of 6.2 pence per share for 1997.

After accounting for restructuring costs and other exceptional items, the Company achieved an EPS of 2.9 pence, compared to a loss of 20.5 pence per share for 1997.

The dilutive impact of the Company's outstanding options did not have a material effect on the reported EPS.

LIQUIDY AND CAPITAL RESOURCES

The acquisition of KRII in November 1997 for a price, including a working capital adjustment of $434 ((pound)261) million, required a significant fund-raising exercise. In addition, further funds were required to restructure the enlarged business.

The funds were raised through the issuance of 54.5 million shares for gross proceeds of (pound)120 million, and dollar denominated debt in the amount of $272.5 million, equivalent to (pound)160.8 million at the time. During 1998 the Company serviced debt interest of (pound)15.3 million, as well as selling certain quoted investments and repaying senior debt in the amount of (pound)9.6 million. The Company ended the year with total gross indebtedness of $257 ((pound)154) million.

The Company's operating activities generated net cash of (pound)34.2 million during the year ended 31 December 1998, compared to (pound)3.2 million in 1997. The cash generated in 1998 from operating activities is shown net of (pound)6.9 million of costs relating to the one-off restructuring charges arising from the merger activity of KRII and M.A.I.D.

The Company incurred net capital expenditure of (pound)18.8 million during the year, compared to (pound)4.6 million during the year ended 31 December 1997. The net capital expenditure of (pound)18.8 million is lower than the pro-forma capital spend of both KRII and M.A.I.D combined, both of which were independently spending money on developing products and technological implementations for the same market.

The Company's capital expenditure requirements are primarily for product development, computer equipment for the Company's data centres and other operations, related software, leasehold improvements and office equipment. For 1999, the Company estimates that its total capital expenditure requirements will approximate to the levels expended in 1998 of (pound)13.5 million on product development and (pound)5.5 million on fixed asset additions.

Under UK GAAP, for the presentation of cash flow statements, cash is defined as cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Movements on deposits that are not repayable on demand are disclosed in the main body of the cash flow statement.

During the year ended 31 December 1998, net receipts from the sale of cash deposits with an original maturity of less than one year amounted to (pound)620,000, which compares to (pound)5.4 million for 1997.

During the year, the Company made certain revisions to the fair value of the assets and liabilities assumed upon the acquisition of KRII. The cash impact of these fair value adjustments amounted to an outflow of cash of (pound)2,284,000 and consisted primarily of additional funding of the non-core businesses through to the date of disposal together with payments made under certain onerous contracts.

In October, Dialog exercised its option to purchase Responsive Database Services, Inc. (RDS) for cash of $2.85 ((pound)1.7) million. RDSs electronic information resources are used by business professionals and in public, academic and special libraries. Dialog has historically provided all financing for RDS and, accordingly, has consolidated its results within the Group financial statements. Goodwill of $2.85 ((pound)1.7) million arising as a result of this transaction was capitalised and is being amortised to the profit and loss account.

In November, Dialog acquired the entire share capital of Write Works Ltd for a total maximum consideration of (pound)6.0 million. Write Works Ltd, located in Oxford, has developed the UK's first online purchasing and management control system for businesses. The consideration was satisfied through an initial payment of (pound)1.0 million in cash and approximately (pound)1.2 million in shares issued by Dialog (at a price of (pound)1.66 per share). Further consideration of up to a maximum of (pound)3.8 million in cash and shares (cash of (pound)2.8 million and shares of (pound)1.0 million) will be paid on the achievement of Write Works' earnings targets over the next two years. Goodwill of (pound)6.0 million arising as a result of this transaction was capitalised and is being amortised to the profit and loss account.

In addition, the Company is committed (i) to pay its proportionate share of the development costs for World Reporter, along with Dow Jones Information Publishing, Inc. and FT Business Enterprises Limited through to 2001 (approximately (pound)3.9 million at 31 December 1998), and (ii) under the terms of a joint venture agreement with Frost & Sullivan, to provide monthly funding of $200,000 until June 1999.

The Company had cash at bank and in hand on 31 December 1998 of (pound)4.5 million, compared to (pound)13.7 million on 31 December 1997. In addition, the Company has a revolving bank facility of $25.0 ((pound)15.0) million available, which was undrawn at 31 December 1998. The Company has subsequently drawn down $19.0 ((pound)11.4) million since 31 December 1998.

On 17 May 1999, the Company announced that it had secured an additional $25 million facility from The Chase Manhattan Bank that has enabled the release of some of the funds previously earmarked for debt repayments to be invested in the high growth market opportunities of Information Services, Web Solutions and eCommerce. The additional facility increases the size of the Senior Credit Facility by $11.5 million.

The Company has obligations, in addition to interest charges, to repay $21.9 ((pound)13.2) million of senior debt in equal instalments in May and November 1999. In addition to focusing considerable efforts on driving revenues for the core business, management continues to explore a number of strategic initiatives and is actively engaged in discussions which, subject to their outcome, will result in a substantial reduction of the Group debt.

The Company has complied with its debt covenants during 1998 and expects to meet its covenants for the current year and beyond.

ASSETS HELD FOR RESALE

On 2 February 1999, the Company announced the disposal of CARL library systems and the UnCover document delivery business for gross proceeds of $2.25 ((pound)1.4) million. Both CARL and UnCover were acquired as part of the acquisition of KRII and were not core to the Dialog product offering. The disposal proceeds included an interest-bearing vendor loan note of $1.25 million due in two years. After accounting for associated disposal costs, the balance of (pound)992,000 is shown as 'assets held for resale' within current assets. Management originally anticipated achieving a higher sale price for these businesses and therefore recognised a higher estimated value as at December 1997. The differences between the estimated and actual disposal price has been reflected as an adjustment to fair value, with the difference arising treated as goodwill and written off directly to reserves. The operating results for these non-core businesses for the period beginning 14 November 1997 have been excluded from the Group's consolidated profit and loss account.

INVESTMENTS

These include strategic investments in non-quoted companies including:
Frost & Sullivan ((pound)4.8 million), a leading market research company; Teltech Resources ((pound)3.0 million), a redistributor of Dialog content; Fourth Network Inc. ((pound)2.3 million), which provides hotel room Internet access; and Frost & Sullivan Electronic Distribution LLC, a joint venture ((pound)2.2 million). The Board has written down the investment in Fourth Network Inc. by 50% from its previous carrying value of (pound)4.6 million.

Included on the balance sheet for 1997 were investments in Easynet Group plc ((pound)2.1 million) and NewsEdge Corporation (2.9 million), which were both sold in May 1998 for (pound)7.1 million, thereby realising a gain of (pound)2.1 million. The proceeds were used to repay debt.

YEAR 2000

The Dialog Corporation is engaged in a multi-faceted programme to address Year 2000 compliance issues so that our customers will enjoy uninterrupted access to the Company's collection of online information.

The programme has identified three categories of risk: computer systems that are supported in-house; systems and equipment not supported in-house, including equipment with embedded microprocessors; and business partners of the Company, including the risk that problems encountered by our business partners adversely affect the operations of our business.

In order to determine the scale of the Year 2000 problem, we have completed an analysis of our business processes and the systems used to support these processes. Our overall objective for Year 2000 compliance is to ensure that there is no disruption to these processes and that the interpretation and use of date information throughout our products and services will function properly with the date change. In particular, we will implement software changes so that customers will be able to search date fields in all our databases with either two or four digits. A key goal is to achieve compliance by September 1999 with the minimum of disruption to our customers and business partners.

The total cost of achieving Year 2000 compliance can only be broadly estimated at this particular point in time, especially as compliance is largely to be achieved through the use of existing internal resources. However, it is estimated that the total cost to the Group is likely to be (pound)3 million, approximately (pound)1 million of which has already been incurred.

We know that information about our plans in this area is of great interest to both our investors and users. To this end, we are providing regular updates on the progress of our Year 2000 activities on our Web site.

EURO

The Company sees the introduction of the European single currency in January 1999 as a strong business opportunity. We have drawn up one common Euro price list for Profound for use in all countries affected by the introduction of the Euro and, with effect from 1 February 1999, all customers in these countries are now billed in Euros. Customers using the Dialog and DataStar services, although billed in US Dollars and Swiss Francs, have also been given the option to settle their bills in Euros. During the initial transitional period, customers will, of course, be free to settle in their local currency.

The costs associated with the above changes are not significant.

SUMMARY

The Group's financial position changed dramatically during 1997 with the acquisition of KRII and the associated debt taken on to fund the transaction. As a result of the acquisition, the Company is now a market leader for the provision of professional online information, with significant revenues being generated through the Internet. The enlarged Group's operating cost structure has been materially rationalised during 1998 and the subdivision of our three operating divisions should ensure that their performance is both measurable and optimal.

US investors are encouraged to read the Report on Form 20-F, in particular the 'Factors Affecting Operations'.

THE BOARD OF DIRECTORS

A winning combination of knowledge, experience, innovation and maturity.

                   [see print version for graphic image]

                            EXECUTIVE DIRECTORS
                Left to right: David Mattey, Ciaran Morton,
                       Patrick Sommers, Jason Moll,
                       Stephen Maller, Daniel Wagner

[photo]
MICHAEL MANDER
Non-Executive Chairman
Age 63
Michael Mander joined the Board in 1987 and was appointed Chairman in 1988. He is Vice President of the Institute of Directors and the Periodical Publishers Association, and Chairman of Book Data. A Fellow of the Chartered Institute of Marketing, the Royal Society of Arts and the Communication Advertising and Marketing Education Foundation, Michael held various directorships within the International Thomson Organisation and Times Newspapers during his publishing career. He is currently a Director of Close Brothers Corporate Finance, Tempus plc, BLCMP (Library Services) and Southnews plc.

[photo]
DANIEL WAGNER
Chief Executive
Age 35
Daniel Wagner founded the Company in 1985, and has been the driving force behind its growth and development. This has included listings on both the London Stock Exchange and the NASDAQ, the Company's policy of forging strategic alliances, and the merger of Knight-Ridder Information and M.A.I.D plc. Daniel is increasingly in demand as an expert speaker on the design and supply of online information at international conferences and key industry events, and has won various awards for entrepreneurial achievement. He previously worked for WCRS plc, a leading UK advertising agency.

[photo]
PATRICK SOMMERS
Chief Operating Officer
Age 51
Patrick Sommers joined The Dialog Corporation as Chief Operating Officer, and the Board, in October 1998. He joined Dun & Bradstreet in 1969 and worked in the international division and in the corporate centre until his appointment in 1986 as President of D&B Information Resources Inc. In 1990 he was appointed as President of GTE Industry Services, an outsourcing company. In 1992 he joined Ceridian Employer Services, as President, Ceridian Corporation (formerly known as Control Data). Most recently he has been Chairman and Chief Executive of Medicus Systems Corporation, and over the past three years has been responsible for the successful restructuring and subsequent sale of this NASDAQ listed healthcare technology software company.

[photo]
DAVID MATTEY
Chief Financial Officer
Age 36
David Mattey joined the Company as Financial Controller in 1991 and was appointed Finance Director in December 1992. David has been credited as being the youngest Finance Director to bring a company to market on both sides of the Atlantic. He was also responsible for securing the financing necessary for M.A.I.D's acquisition of Knight-Ridder Information. David was previously a tax consultant with the accountancy firm BDO Stoy Hayward and the Finance Director of a specialist design house. He is also a Director of Easynet Group plc, a leading European Internet service provider.

[photo]
STEPHEN MALLER
Chief Technology Officer
Age 40
Stephen Maller was appointed a Director in January 1996, having joined the Company as Head of Information Technology in 1991. Prior to that he was IT Manager for Pergamon Infoline, a commercial UK online company which hosted the Company's original database. Previous roles included weapons research at Marconi Space and Defence and work on videotext systems at Aregon International.

[photo]
JASON MOLL
President--The Americas
Age 34
Jason Moll was appointed to the Board in September 1997, having joined the Company in 1991. Moving to America in 1993, he was responsible for the US launch of Profound. Jason managed the rapid expansion of the Company's North American operations and is currently in charge of the US region. He was appointed President of the Americas in February 1999.

[photo]
CIARAN MORTON
President  Europe, Middle East,
Africa and Asia Pacific
Age 35
Ciaran Morton was appointed to the Board in September 1997, having joined the Company in 1990. Initially Ciaran ran the UK sales and service functions, and was also responsible for the establishment of offices in Denmark and Ireland. In 1994, Ciaran moved to Hong Kong to set up and run the Companys Asia Pacific operations. He returned to the UK in April 1997 and was appointed President of Europe, Middle East, Africa and Asia Pacific in February 1999.

[photo]
ALLEN THOMAS
Deputy Chairman
Non-Executive Director
Age 59
Allen Thomas joined the Board as a non-executive Director in September 1997. A qualified solicitor, Allen is Chairman of Ockham Holdings plc and a Director of Penna Holdings plc. From 1972 to 1992 he was a partner in Paul, Weiss, Rifkind, Wharton & Garrison, a leading New York law firm, where he was the founding managing partner of the Hong Kong office and acted as General Counsel to Municipal Assistance Corporation in the refinancing of New York City. Additionally he was a non-executive Director of Mitsubishi Bank & Trust Company of New York. Upon his retirement from Paul, Weiss in 1992, he became Vice President and General Counsel at General Atlantic Group.

[photo]
IAN BARTON
Non-Executive Director
Age 53
Ian Barton joined the Board as a non-executive Director in 1986. He was Managing Director of Octagon Investment Management and has held several senior posts in a number of information and computer organisations, including the Post Office Telecommunications Headquarters Long Range Intelligence Division, and CADCentre Ltd. Ian currently holds non-executive directorships with the high-technology companies Robot (UK) Ltd, Pelco (UK) Ltd and Distributed Information Processing Ltd, and with Central Europe Trust Company Ltd, a consultancy and fund management company specialising in Central and Eastern Europe.

[photo]
MARMADUKE HUSSEY
Non-Executive Director
Age 75
Lord Hussey of North Bradley joined the Board as a non-executive Director in May 1996. His distinguished media career began in 1949 with Associated Newspapers, where he became a Director in 1964. In 1967 he was appointed Managing Director of Harmsworth Publications, and joined the Thomson Organisation as Chief Executive of Times Newpapers in 1971. Lord Hussey was a Director of Times Newspapers Ltd and Colonial Mutual Ltd from 1982 to 1986 and served as the Chairman of the Board of Governors of the BBC from 1986 to March 1996. He was a Director of William Collins Limited from 1985 to 1989 and Chairman of the Royal Marsden Hospital from 1985 to 1998. He is a Director of Ruffer Investment Management and sits on the Management Committee of the King's Fund.

[photo]
RICHARD SWANK
Non-Executive Director
Age 68
Mr Swank joined the Company in November 1997 as an advisor on integration strategy following the purchase of Knight-Ridder Information Inc. Since that date, he has acted as non-executive Chairman of Dialog's North American businesses. He was appointed a non-executive Director of The Dialog Corporation plc in March 1999. From April 1989 to December 1994, Mr Swank was Chairman and Chief Executive Officer of Advanstar Communications Inc.
He had responsibilility for a successful financial restructuring and implementation of a revised corporate strategy. Prior to joining Advanstar, Mr Swank was Executive Vice President of Dun & Bradstreet Corporation and President of its subsidiary, the Rueben H. Donnelly Corporation.

[photo]
DR ROGER SUMMIT
Chairman Emeritus of The Dialog Corporation
Age 68
Roger Summit joined The Dialog Corporation as Chairman Emeritus in December 1997, having previously served as President and Chief Executive Officer of Dialog Information Services, Inc. until his retirement in 1991. At the Lockheed Corporation in 1962, Roger was designer and project manager of the worlds first online information retrieval system - DIALOG. He has received numerous awards and held positions in professional associations and on advisory boards. Roger has published many papers and journal articles, and serves on the Boards of several companies and non-profit organisations.

ACCOUNTS

CONTENTS

Corporate Governance and Internal Financial Control          29
Report of the Directors                                       2
Statement of Directors Responsibilities                      34
Auditors Report                                              35
Consolidated Profit and Loss Account                         36
Consolidated Balance Sheet                                   37
Company Balance Sheet                                        38
Consolidated Cash Flow Statement                             39
Notes to the Financial Statements                            40
Accounting Glossary                                          81
Financial Diary for 1999                                     82
Five Year Financial Summary                                  83
Notice of the Annual General Meeting                         84
Where to Find Us                                             87





Dialog Annual Report and Accounts 1998
PAGES 29-88
-----------------------------------------------------

PAGES 29-35


CORPORATE GOVERNANCE AND INTERNAL FINANCIAL CONTROL

The Board's policy is to manage the affairs of the Company in accordance with the Principles of Good Governance and Code of Best Practice as derived from the Final Report of the Committee on Corporate Governance ('the Combined Code'). The ways in which the Company applies those principles is contained in the relevant sections of the Annual Report. Unless otherwise stated below or in the Remuneration Committee report, the Company complied during the year with all the provisions of section 1 of the Combined Code.

COMPLIANCE WITH THE COMBINED CODE

THE BOARD

The Board normally meets 12 times a year to make and review major business decisions and monitor current trading against approved budgets. Matters specifically reserved for the Board are set out in a formal schedule. Once a year the Board meets in conference to consider long-term strategy and industrial developments affecting the Company.

There is an agreed procedure for Directors to take independent professional advice, if necessary, at the Company's expense. They also have access to the advice and services of the Company Secretary, whose appointment is in accordance with the Combined Code.

CHAIRMAN AND CHIEF EXECUTIVE

The roles of Chairman and Chief Executive Officer are separate. The Chairman is primarily responsible for the working of the Board, for the balance of its membership (subject to Board and shareholders' approval), and for ensuring that all Directors are enabled to play their full part in its activities. The Chief Executive Officer's task is to manage the business and to implement the policies and strategies adopted by the Board.

Allen Thomas, a non-executive Director, has been appointed as the Deputy Chairman and acts as the nominated senior independent Director.

BOARD BALANCE

There are five non-executive Directors on the Board who are independent of management and free from any business or other relationship with the Company, other than owning shares or as disclosed in note 7. Their biographies are set out on pages 25 - 27.

SUPPLY OF INFORMATION

The Board is provided with comprehensive reports on the Company's affairs in order that informed decisions can be reached in a timely manner. Periodical reports are supplemented with more detailed information on all important issues and regular contact is maintained with the non-executive Directors between Board meetings.

APPOINTMENTS TO THE BOARD

There is a Nomination Committee consisting of the five non-executive Directors which is chaired by Michael Mander. The Committee is responsible for overseeing the selection process for executive and non-executive Directors and for making recommendations to the Board on all new appointments.

RE-ELECTION

Under the Company's articles of association, one third of the Directors are required to stand for re-election at each Annual General Meeting. All Directors are subject to election by shareholders at the earliest opportunity following their appointment to the Board. Biographical details of all Directors, including those who present themselves for election or re-election at this year's Annual General Meeting, are set out on pages 25
- 27.

DIRECTORS' REMUNERATION

The remuneration policy for the executive Directors is devised and monitored by the Remuneration Committee comprising of the five non-executive Directors and chaired by Marmaduke Hussey. The Committee's report is set out on pages 30 - 31.

RELATIONS WITH SHAREHOLDERS AND AGM

The Company maintains a close relationship with its principal investors and encourages all shareholders to participate in the Annual General Meeting, whether in person or by proxy. The investor relations department acts as the main contact point for shareholders.

ACCOUNTABILITY AND AUDIT

The responsibilities of the Directors and auditors are set out on page 35.

GOING CONCERN

The Directors consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. In arriving at this decision, the Directors have reviewed the Company's budget for 1999 and plan for 2000. This review included consideration of the cash flow implications of these plans, including proposed expenditure on tangible and intangible fixed assets. These cash flow implications were then compared with the Company's cash resources and existing bank facilities.

INTERNAL FINANCIAL CONTROL

The Board is reviewing the Group's internal control system in the light of the Combined Code provision D.2.1. and will report on this review in the next Annual Report after guidance from the 'Turnbull' Committee has been issued. In the meantime, as permitted by the London Stock Exchange, the Board will report on their review of internal financial control.

The Directors have overall responsibility for the Group's system of internal financial control, which aims to safeguard Group assets, and to ensure that proper accounting records are maintained and that the financial information used within the business and for publication is reliable. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Directors have reviewed the effectiveness of the Group's controls and are satisfied that they provide reasonable assurance that problems are identified on a timely basis and dealt with appropriately.

The Company does not have an internal audit function at present, although the Board will keep this matter under review.

AUDIT COMMITTEE AND AUDITORS

The Audit Committee is formally constituted. It is chaired by Ian Barton and comprises four non-executive Directors, excluding Richard Swank. The Audit Committee meets with the Finance Director in order to review the effectiveness of the system of internal financial control, and discusses with the auditors the control matters identified during the course of their audit work. It also reviews the annual accounts and the interim and preliminary announcements prior to submission to the Board, compliance with accounting standards and the scope and extent of the external audit programme. The Chairman of the Audit Committee reports to the Board on matters discussed at the Audit Committee meeting. The Audit Committee is responsible for selecting the firm of accountants to be recommended to shareholders for appointment as independent auditors each year, and reviewing the overall financial relationship between the Company and its auditors.


REMUNERATION COMMITTEE REPORT

The members of the Remuneration Committee are:

     Marmaduke Hussey (Chairman of the Committee)
     Michael Mander
     Ian Barton
     Allen Thomas
     Richard Swank

Details of each Director's remuneration package, together with their share options and interests in Ordinary shares of the Company, are set out in note 7 to the Financial Statements.

POLICY STATEMENT

The Remuneration Committee ('the Committee') seeks to provide remuneration packages in form and amount that will attract, retain, motivate and reward executive Directors of the quality required to manage the business of the Group. The Committee seeks to avoid paying more than the market rate for this purpose. In establishing the level of remuneration for each Director, the Committee has careful regard to the packages offered by comparable companies and has access to external remuneration consultants which enables wide-ranging comparisons to be made.

SALARIES AND PERFORMANCE-RELATED REMUNERATION

The salaries of the executive Directors are reviewed annually. As part of the review process, the Committee considers individual performance and experience, the size and nature of the role, the Company's performance and salaries offered for similar positions elsewhere. Wherever appropriate, the Committee seeks to align the interests of executives with those of shareholders through performance-related remuneration. Bonuses are based on successful performance and are only paid on achievement of carefully considered targets. All bonuses are capped. Bonus payments and any gains under share option schemes are not pensionable.

BENEFITS

Executive Directors are eligible for a range of taxable benefits which include provision of a company car or car allowance (taken in the form of additional salary) and payment of related operating expenses including fuel for business use. Additional benefits include contributory pension arrangements, membership of private medical insurance schemes, reimbursement, up to specified limits, of the annual subscription to an appropriate professional body and of business-related home telephone charges. Other senior executives, depending on grade, are also eligible for certain of the above benefits.

NOTICE PERIODS

Each of the executive Directors is employed on a rolling contract with a notice period of one year with the exception of Patrick Sommers, the Chief Operating Officer, who has a service agreement of three years from his date of appointment. In the event that the Company terminates the agreement without cause after the initial six month period, Mr Sommers would be eligible to receive a severance payment equal to the greater of base salary for the remainder of the term or 12 months' base salary.

The Remuneration Committee considers that notice periods of one year are reasonable and proper and in the interests of the Company and its executive Directors, having regard to prevailing domestic market conditions and current practice amongst public companies. The Committee accepts and endorses the principle of mitigation of damages on termination of a contract.

The employment terms of Mr Sommers are in line with current US market practice and, in the opinion of the Committee, represent terms necessary to attract an executive of suitable calibre for the role in question.

The executive Directors' service agreements contain certain provisions which become effective in the event that any person or persons acting in concert acquires or acquire a Controlling Interest (as defined within Part 1 of Schedule 13 of the Companies Act 1985) in the Company. These provisions include the payment of salary equivalent to the contractual notice period as well as payment in lieu of a bonus of 75% of salary in the event of termination of employment within 12 months following a change of control of the Company.

SHARE-RELATED SCHEMES

The Company operates a number of share-related schemes for employees, details of which are set out on pages 63 - 70. In awarding share options to executive Directors, the Remuneration Committee has regard to guidelines published by investor protection committees, the provisions of the Combined Code and the individual performance of participants, as well as the particular circumstances of the Company. Grants under the executive schemes are generally made on an annual basis at the prevailing market share price and are subject to a vesting period of three years. Grants under the 1997 US stock option plan are subject to incremental vesting after an initial one year period in order to reflect prevailing market practice amongst comparable companies in the US. Due to similar considerations, the Remuneration Committee took the view that it was not appropriate to apply performance conditions on the grant of options during the year. However, this issue is kept under continuous review.

REMUNERATION POLICY FOR NON-EXECUTIVE DIRECTORS

The remuneration of non-executive Directors consists of fees for their services in connection with Board and Board Committee meetings. Fee levels are determined by the executive Directors with regard to remuneration surveys and levels offered by comparable companies and, in the case of the Chairman's fees, in consultation with the other non-executive Directors.

The non-executive Directors do not have service contracts, nor do they participate in Group bonus schemes.


REPORT OF THE DIRECTORS

The Directors present their report together with the audited financial statements for the year ended 31 December 1998.

PRINCIPAL ACTIVITY

The principal activity of the Company and its subsidiaries is the provision of Internet-based information, technology and eCommerce solutions to the corporate market.

REVIEW OF THE BUSINESS

A review of the business is set out in the Chairman's Statement and Chief Executive's Review as well as the Management's Discussion and Analysis of Financial Condition and Results of Operations.

SUBSEQUENT EVENTS

Events subsequent to the end of the 1998 financial year are detailed in note 30 to the financial statements.

RESULTS AND DIVIDENDS

The profit and loss account set out on page 36 shows the results for the year. The Directors do not recommend the payment of a dividend (1997:
(pound)nil). The retained profit of (pound)4.4 million has been transferred to reserves.

FIXED ASSETS

The changes in fixed assets are shown in notes 10 - 13 to the financial statements.

SHARE CAPITAL

Movements in the share capital and share premium account are shown in notes 18 and 19 to the financial statements.

DIRECTORS AND THEIR INTERESTS

The Directors who served during the year were as follows:

     M Mander
     D Wagner
     P Sommers (appointed 8 October 1998)
     D Mattey
     J Molle
     S Maller
     C Morton
     A Thomas
     I Barton
     M Hussey
     D Smith (resigned 2 February 1999)
     G Burrows (appointed 8 October 1998 and resigned on 2 February 1999) M Shipley (resigned 30 June 1998)
     J Galt (resigned 26 June 1998)

The Directors' interests in the Ordinary share capital and options over shares of the Company are disclosed in note 7 to the financial statements.

The Company purchased Directors' and officers' liability insurance for the year ended 31 December 1998 which has been renewed for the current financial year.

On 15 March 1999, Richard Swank was appointed to the Board as a non-executive Director of the Company.

SUBSTANTIAL SHAREHOLDINGS

As at 21 May 1999, notification had been received of the following interests, excluding the interests of Directors of the Company as at 31 December 1998, exceeding 3% of the Company's Ordinary share capital:

                            Ordinary shares of    % of issued share capital
                                 1p each              at 21 May 1999*

   Prudential Corporation      9,652,175                     6.37

* Based upon the total issued share capital of 151,571,363 at 21 May 1999. The movement in the total issued share capital from 151,467,107 at 31 December 1998 to 151,571,363 at 21 May 1999 resulted from the issue of shares under the 401(k) plan for US employees.

EMPLOYEE COMMUNICATION AND INVOLVEMENT

It is a Group policy to communicate regularly and frequently with all employees on matters of concern to enable them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including bulletins and briefing sessions. A significant number of employees are either shareholders in the Company or hold options through the share option schemes. This provides them with the opportunity to participate directly in the success of the business.

EMPLOYMENT POLICIES

The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, sex, marital status, or disability. Employment policies are fair, equitable, and consistent with the skills and abilities of our employees and the needs of our business. These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

CREDITOR PAYMENT TERMS

It is the Group's normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is the Group's policy that payment is made on time, provided that suppliers perform in accordance with the agreed terms. As at 31 December 1998, trade creditors of the Company represented 59 days equivalent of aggregate amounts invoiced by suppliers during the year.

CHARITABLE AND POLITICAL DONATIONS

During the year ended 31 December 1998, the Group made corporate donations for charitable purposes totalling (pound)28,915 (1997: (pound)500). No political donations were made during the year (1997: (pound)nil).

AUDITORS

Following the merger of Price Waterhouse with Coopers & Lybrand from 1 July 1998, Price Waterhouse resigned as auditors of the Company on 29 July 1998 in favour of the new firm, PricewaterhouseCoopers and the Directors appointed PricewaterhouseCoopers to fill the casual vacancy created by the resignation. A resolution to reappoint PricewaterhouseCoopers as auditors of the Company and to authorise the Directors to determine their remuneration will be proposed at the Annual General Meeting. Special notice of this resolution has been given in accordance with Sections 379 and 388(3) of the Companies Act 1985.

ANNUAL GENERAL MEETING

Notice of the Annual General Meeting to be held on 1 July 1999 is set out on pages 84 - 86.

Resolutions 1 - 6 to be proposed at the meeting deal with ordinary business. Resolutions 7 - 10 deal with special business as explained overleaf and in further detail in the notes to the Notice of the Annual General Meeting.

Resolution 7 proposes the reappointment of PricewaterhouseCoopers as auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of Price Waterhouse following the merger of Price Waterhouse and Coopers & Lybrand and the subsequent creation of the new firm, PricewaterhouseCoopers) and authorises the Directors to determine their remuneration.

Resolution 8 authorises the Directors to allot the unissued Ordinary share capital of the Company for the period expiring on the date of the next Annual General Meeting of the Company or 31 August 2000 if earlier. This authority, which complies with the guidelines of the Association of British Insurers, would replace similar authorities granted to the Directors at previous general meetings.

Resolution 9 authorises the Directors to allot a limited number of shares for cash other than on a pre-emptive basis and replaces the existing authority to that effect expiring at the meeting. The proposed authority expires on the date of the next Annual General Meeting or 31 August 2000 if earlier, and permits the Directors to issue shares of up to an aggregate nominal amount of (pound)75,733 (representing 5% of the issued Ordinary share capital at 31 December 1998) other than in respect of rights issues or other pre-emptive offers, or pursuant to any scrip dividend offer or issues under the terms of the Company's share option schemes.

Resolution 10 authorises the Company to grant share options under the terms of the 1994 Executive Share Option Scheme and the 1994 Unapproved Executive Share Option Scheme to eligible employees within 42 days of the announcement of quarterly financial results in addition to the periods following the announcement of the annual and half-yearly results.


By order of the Board


J Ball
Company Secretary
28 May 1999


STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group for that period. In preparing the financial statements, the Directors are required to:

o  select suitable accounting policies and then apply them consistently;

o  make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


AUDITORS' REPORT TO THE SHAREHOLDERS OF THE DIALOG CORPORATION PLC

We have audited the financial statements on pages 36 - 80 which have been prepared under the historical cost convention, the accounting policies set out on pages 40 - 42 and the summary of differences between UK and US generally accepted accounting principles set out on pages 75 - 79.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the Annual Report, including, as described on page 34, the financial statements. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on pages 29 - 31 reflects the Company's compliance with those provisions of the Combined Code specified for our review by the London Stock Exchange, and we report if it does not. We are not required to form an opinion on the effectiveness of the Company's or the Group's corporate governance procedures or its internal controls.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board of the United Kingdom, which are substantially similar to generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

UNITED KINGDOM OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 1998 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

UNITED STATES OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 1998, 1997 and 1996 and the results of its operations and cash flows for each of the three years in the period ended 31 December 1998, all expressed in Pounds Sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 1998 and consolidated shareholders' equity, all expressed in Pounds Sterling at 31 December 1998 and 1997 as shown in the summary of differences between UK and US generally accepted accounting principles set out on pages 75 - 79.


PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
28 May 1999

===========================================

PAGE 36

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 1998

                                           Total  Restructuring        Total        Total  Restructuring        Total
                                      continuing      costs and   continuing   continuing      costs and   continuing
                                        business          other     business     business          other     business
                                      before re-    exceptional    after re-   before re-    exceptional    after re-
                                     structuring          items  structuring  structuring          items  structuring
                                           costs       (note 5)        costs        costs       (note 5)        costs
                                     ---------------------------------------  ---------------------------------------
                                                         1998                                     1997                     1996
                                     ---------------------------------------  ---------------------------------------
                             Notes   (pound)000     (pound)000   (pound)000   (pound)000     (pound)000   (pound)000  (pound)000
---------------------------------------------------------------------------------------------------------------------------------
TURNOVER                       2        170,762              -      170,762       46,082              -       46,082      21,443
Cost of sales                           (71,618)             -      (71,618)     (17,166)             -      (17,166)     (7,237)
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                             99,144              -       99,144       28,916              -       28,916      14,206

Distribution costs                      (21,605)            45      (21,560)     (15,700)        (1,313)     (17,013)     (9,933)
Administrative expenses                 (44,170)        (2,628)     (46,798)     (13,415)        (9,247)     (22,662)     (9,975)
Amortisation/write-off
  of development costs                   (7,760)             -       (7,760)      (3,558)        (7,990)     (11,548)     (2,170)
Amounts written
  off investments                             -         (2,300)      (2,300)           -              -            -           -
---------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)        2,4       25,609         (4,883)      20,726       (3,757)       (18,550)     (22,307)     (7,872)

Gain on sale of fixed
  asset investments            5              -          2,069        2,069            -          4,035        4,035           -

Interest receivable                         205              -          205          338              -          338       1,027
Interest payable and
  similar charges              6        (17,436)             -      (17,436)      (2,498)             -       (2,498)       (189)
---------------------------------------------------------------------------------------------------------------------------------
PROFIT/(LOSS) ON ORDINARY
ACTIVITIES BEFORE TAXATION                8,378         (2,814)       5,564       (5,917)       (14,515)     (20,432)     (7,034)

Taxation on profit/(loss)
  on ordinary activities       8           (769)             -         (769)        (323)             -         (323)       (164)
---------------------------------------------------------------------------------------------------------------------------------
PROFIT/(LOSS) ON ORDINARY
ACTIVITIES AFTER TAXATION                 7,609         (2,814)       4,795       (6,240)       (14,515)     (20,755)     (7,198)

Minority equity interests      23          (356)             -         (356)          11              -           11         (28)
---------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT/(DEFICIT)      21         7,253         (2,814)       4,439       (6,229)       (14,515)     (20,744)     (7,226)
---------------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share
  (pence)                      9            4.8                         2.9         (6.2)                     (20.5)       (7.8)
Fully diluted
  earnings/(loss) per
  share (pence)                9            4.8                         2.9         (6.1)                     (20.4)       (7.7)
---------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                       1998          1997          1996
                                                                                 (pound)000    (pound)000    (pound)000
------------------------------------------------------------------------------------------------------------------------
Gain/(loss) for the financial year                                                    4,439       (20,744)       (7,226)
Consolidated translation differences on foreign currency net investments                680        (3,099)         (477)
------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses for the financial year                              5,119       (23,843)       (7,703)
------------------------------------------------------------------------------------------------------------------------

The profit and loss accounts shown above have been prepared on a historical cost basis.

The notes on pages 40 - 80 form part of these financial statements.

============================================
PAGE 37

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 1998

                                                                          1998         1997
                                                            Notes   (pound)000   (pound)000
--------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                            10         23,154       21,624
Goodwill                                                     11          7,676            -
Tangible assets                                              12         17,870       19,354
Investments                                                  13         12,354       18,374
--------------------------------------------------------------------------------------------
                                                                        61,054       59,352
--------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks 221 232
Debtors: amounts due within one year                         14         42,781       43,205
Debtors: amounts due after one year                          14              -          615
Assets held for resale 30 992 7,384
Cash and bank deposits                                                   4,494       13,722
--------------------------------------------------------------------------------------------
                                                                        48,488       65,158

CREDITORS (amounts falling due within one year)              15        (58,845)     (45,201)
--------------------------------------------------------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                                       (10,357)      19,957

TOTAL ASSETS LESS CURRENT LIABILITIES                                   50,697       79,309

CREDITORS (amounts falling due after more than one year)     16       (139,741)    (162,681)
Provisions for liabilities and charges                       17         (4,697)      (7,583)
--------------------------------------------------------------------------------------------
NET LIABILITIES                                                        (93,741)     (90,955)
--------------------------------------------------------------------------------------------
CAPITAL AND RESERVES - EQUITY
Called up share capital                                      18          1,514        1,502
Share premium account                                        19        152,128      150,341
Shares to be issued                                          20            967            -
Profit and loss account                                      21       (249,427)    (243,524)
--------------------------------------------------------------------------------------------
Equity shareholders' funds                                   22        (94,818)     (91,681)

Minority equity interest                                     23          1,077          726
--------------------------------------------------------------------------------------------
Total shareholders' funds                                              (93,741)     (90,955)
--------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors on 28 May 1999 and signed on its behalf by:

D Wagner                          D Mattey
Chief Executive                   Chief Financial Officer


The notes on pages 40 - 80 form part of these financial statements.

============================================
PAGE 38

COMPANY BALANCE SHEET
AS AT 31 DECEMBER 1998

                                                                          1998         1997
                                                            Notes   (pound)000   (pound)000
--------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                             10         4,650        4,157
Tangible assets                                               12         2,842        2,030
Investments                                                   13       284,836      282,286
--------------------------------------------------------------------------------------------
                                                                       292,328      288,473
--------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                                      27           28
Debtors                                                       14        40,734       29,139
Cash at bank and in hand                                                     -          184
--------------------------------------------------------------------------------------------
                                                                        40,761       29,351

CREDITORS (amounts falling due within one year)               15       (55,435)     (16,575)
--------------------------------------------------------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                                       (14,674)      12,776
--------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                  277,654      301,249

CREDITORS (amounts falling due after more than one year)      16      (136,709)    (155,806)
--------------------------------------------------------------------------------------------
NET ASSETS                                                             140,945      145,443
--------------------------------------------------------------------------------------------
CAPITAL AND RESERVES - EQUITY
Called up share capital                                       18         1,514        1,502
Share premium account                                         19       152,128      150,341
Shares to be issued                                           20           967            -
Profit and loss account                                       21       (13,664)      (6,400)
--------------------------------------------------------------------------------------------
Total shareholders' funds                                     22       140,945      145,443
--------------------------------------------------------------------------------------------

The financial statements were approved by the Board of Directors on 28 May 1999 and signed on its behalf by:


D Wagner                         D Mattey
Chief Executive Chief            Financial Officer

The notes on pages 40 - 80 form part of these financial statements.


============================================
PAGE 39

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 1998

                                                                              1998         1997         1996
                                                                Notes   (pound)000   (pound)000   (pound)000
-------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES               25        34,151        3,175       (5,841)
-------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Dividends paid to minority shareholders in subsidiary
   undertakings                                                                  -          (41)           -
Interest received                                                              205          353          885
Interest paid on bank loans and overdrafts                                 (15,251)        (585)          (3)
Interest paid on finance leases                                                (46)        (119)        (198)
-------------------------------------------------------------------------------------------------------------
                                                                           (15,092)        (392)         684
-------------------------------------------------------------------------------------------------------------
TAXATION PAID                                                                 (349)        (158)         (20)
-------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE
Payments to develop intangible assets                                      (11,762)      (2,747)      (3,237)
Payments to acquire tangible fixed assets                                   (7,223)      (1,987)      (3,554)
Receipts from sale of tangible fixed assets                                    211          178           18
-------------------------------------------------------------------------------------------------------------
                                                                           (18,774)      (4,556)      (6,773)
-------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                               11          (965)    (262,623)         (50)
Cash impact of revisions to fair values                                     (2,284)           -            -
Payment to acquire minority interests in a subsidiary
   undertaking                                                    11        (1,720)           -            -
Net cash acquired with subsidiary undertakings                                 (33)      11,907            -
Purchase of share in joint venture                                          (1,086)        (610)           -
Expenses in connection with purchase of subsidiary
   undertakings                                                               (471)      (3,857)           -
Proceeds of sale of investments                                    5         7,123            -            -
Payments made in connection with sale of technology                              -         (562)           -
-------------------------------------------------------------------------------------------------------------
                                                                               564     (255,745)         (50)
-------------------------------------------------------------------------------------------------------------
CASH INFLOW/(OUTFLOW) BEFORE THE USE OF LIQUID
RESOURCES AND FINANCING                                                        500     (257,676)     (12,000)
-------------------------------------------------------------------------------------------------------------
MANAGEMENT OF LIQUID RESOURCES
Cash withdrawn from deposit                                       26           620            -            -
Net receipts from sale of investments
with original maturity date of less than one year                                -        5,380       15,646
-------------------------------------------------------------------------------------------------------------
FINANCING
Net proceeds on issue of Ordinary share capital                                458      111,302            -
Net proceeds on issue of Senior Credit Facility                                  -       52,836            -
Net proceeds on issue of Senior Subordinated Notes                               -      102,844            -
Debt due within one year:
- Repayment of loans                                                        (9,551)           -            -
Expenses on issue of Ordinary share capital                                      -         (755)      (1,068)
Expenses on raising of Senior Credit Facility and
   Senior Subordinated Notes                                                   (29)      (1,608)           -
Repayment of capital element of finance leases                                (549)      (1,491)      (1,012)
-------------------------------------------------------------------------------------------------------------
                                                                            (9,671)     263,128       (2,080)
-------------------------------------------------------------------------------------------------------------
(DECREASE)/INCREASE IN CASH                                                 (8,551)      10,832        1,566
-------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET
(DEBT)/FUNDS
(Decrease)/increase in cash in the period                                   (8,551)      10,832        1,566
Cash used to decrease lease financing                                          549        1,491        1,012
Cash acquired from issue of debt (net of expenses)                              29     (154,072)           -
Cash used to repay loans                                                     9,551            -            -
Decrease in liquid resources and cash deposits
with original maturity dates of more than one year                            (620)      (5,380)     (15,646)
-------------------------------------------------------------------------------------------------------------
Change in net (debt)/funds from cash flows                                     958     (147,129)     (13,068)
Other non-cash changes                                                        (946)        (119)           -
New finance leases                                                               -         (122)        (464)
Effect of foreign exchange rate changes                                      1,695       (4,422)          85
-------------------------------------------------------------------------------------------------------------
Movement in net (debt)/funds in period                                       1,707     (151,792)     (13,447)
Net (debt)/funds at beginning of period                                   (145,904)       5,888       19,335
-------------------------------------------------------------------------------------------------------------
Net (debt)/funds at end of period                                 27      (144,197)    (145,904)       5,888
-------------------------------------------------------------------------------------------------------------

The notes on pages 40 - 80 form part of these financial statements.

======================================
PAGE 40

NOTES TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. There are significant differences between generally accepted accounting principles (GAAP) in the United Kingdom (UK) and the United States (US). A summary of these differences together with the reconciliation of net profit/(loss) and shareholders' equity from UK GAAP to US GAAP is provided in note 29 to these financial statements. Certain additional disclosures have been made to aid US readers of the financial statements. The following principal accounting policies have been applied:

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GROUP ACCOUNTS

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The accounts include the results of subsidiaries acquired during the year from the relevant date of acquisition other than those subsidiaries acquired with a view to resale.

GOODWILL

Prior to 1 January 1998, goodwill arising as the difference between the cost of acquisition of a subsidiary and the fair value of its net assets at the date of acquisition was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 - 20 years. Where necessary, adjustments to provisional fair values of net assets acquired are adjusted to goodwill in the first full year following the acquisition.

TURNOVER AND REVENUE RECOGNITION

Turnover represents database subscription sales, online and usage charges and design and implementation fees at invoiced amounts, exclusive of value added and other sales taxes. Subscription revenues are recognised when contractually due and invoiced. The costs of fulfilling obligations under the terms of the subscription contract are accrued at the time the income is recognised. Online and usage charges are recognised as the service is provided.

Most subscriptions are due and invoiced either annually or semi-annually in advance and recognised in full at the commencement of the subscription term. Some of the Group's US operations bill monthly under its "modular pricing" scheme, whereby subscriptions for access to the Group's service are raised on a monthly basis and are accounted for accordingly.

Annual CD-ROM usage fees are deferred and amortised over the life of the contract.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of all tangible fixed assets over their expected useful lives and is calculated at the following rates:

   Equipment including personal computers  - 33% straight line
   Leasehold improvements                  - 20% straight line
   Motor vehicles                          - 25% straight line
   Mainframe computers                     - 20% straight line
   Fixtures and fittings                   - 20% straight line

Leasehold improvements relate to the cost of refurbishment of the Group's short leasehold properties.

STOCKS

Stocks, which comprise consumable items, are stated at the lower of cost and net realisable value.

===============================
PAGE 41

NOTES TO THE FINANCIAL STATEMENTS (continued)

1 ACCOUNTING POLICIES (continued)

FOREIGN CURRENCY

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Transactions to be settled at a contract rate are recorded at that rate. Any gains or losses from the translation of transactions denominated in foreign currencies are included in the results of the operation. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the year-end. Profit and losses of overseas companies are translated at average rates of exchange for the period. Exchange differences arising out of the translation of accounts of foreign subsidiaries, net of associated borrowings, are taken to reserves.

FINANCIAL INSTRUMENTS

Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Any interest receipts arising from the interest rate cap would be matched to those arising from the underlying debt position.

INTANGIBLE FIXED ASSETS

Intangible fixed assets comprise both system and product development costs.

System development comprises costs associated with the Group's host computer systems and databases, and includes software licence fees and installation costs. These costs are amortised on a straight line basis over five years in line with the depreciation policy for the computer hardware used to host The Dialog Corporation's services.

Product development consists of the pre-launch costs associated with the development of new products. These include the costs of consultancy, programmers' salaries and related overheads including depreciation and lease interest on computer hardware wholly used for product development. These costs are amortised on a straight line basis over three years commencing in the first month of revenue generation from the developed product.

Product development costs are reviewed regularly for impairment and additional depreciation is charged, if necessary, to reduce the net amount carried forward on a product by product basis to net revenues expected to be generated from that product.

INDEXING COSTS

The cost of indexing information on the databases is deferred and amortised on a straight line basis over two years.

FIXED ASSET INVESTMENTS

Investments in subsidiaries and other fixed asset investments are stated in the balance sheet at cost. Provision is made in full for diminution in value if considered permanent.

DEFERRED TAXATION

Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes, to the extent that it is probable that a liability or asset will crystallise.

LEASED ASSETS

Where assets are financed by leasing agreements that give rights approximating to ownership ('finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account except for that proportion relating to assets wholly used for product development.

Lease payments are analysed between capital and interest using the actuarial method. The interest is charged to the profit and loss account except for that proportion relating to assets wholly used for product development. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the lease term except where the costs are capitalised as development costs.

===========================
PAGE 42

NOTES TO THE FINANCIAL STATEMENTS (continued)

1 ACCOUNTING POLICIES (continued)

PENSION COSTS

The Group operates defined contribution pension schemes in the UK, US and Switzerland. The amount of contributions payable to the pension schemes are charged to the profit and loss account as incurred.

FINANCE COSTS

Borrowings are stated net of the associated costs of raising the finance. Such finance costs are charged to the profit and loss account over the term of the related borrowing, increasing the outstanding borrowing to the amount of the debt at the maturity date.

CONTENT PROVIDER AGREEMENTS

Certain of the Group's information provider agreements contain provisions for either fixed fees or minimum royalty payments irrespective of the usage revenues generated by the Group. The Group recognises these fixed fees or minimum royalty payments on a pro-rata basis in accordance with the terms of the contracts. The Group periodically reviews the projected revenues related to these arrangements and makes provision if fixed fees or minimum royalty commitments are not expected to be recovered from the related revenues.

CONCENTRATION OF CREDIT RISK

The Group's policy is to place its cash, cash equivalents and investments with high-quality financial institutions in order to limit the amount of credit exposure. The Group performs ongoing evaluations of its customers' financial condition and maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded management expectations. Financial instruments which expose the Group to credit risk are cash equivalents, investments and trade accounts receivable, which generally are not collateralised.


2 SEGMENTAL ANALYSIS

On 2 February 1999, the Company announced the creation of three new operating divisions: the Information Services Division which provides an indexed online delivery system sourced principally in the United Kingdom and North America; the Web Solutions and Internet Software Division which licenses the Group's search technologies for corporate knowledge management solutions; and the eCommerce Division. Although these new divisions are not reportable segments, the analysis of Group turnover has been revised accordingly.

1998 includes a full year's results of Knight-Ridder Information, Inc.
(KRII) as opposed to the previous year which only shows the results of KRII from the date of acquisition, being 14 November 1997.

The composition of turnover is analysed as follows:

                                             1998        1997        1996
                                       (pound)000  (pound)000  (pound)000
-------------------------------------------------------------------------
Information Services:
- Usage sales                             136,992      28,040       9,366
- Subscription sales                       10,561      14,092      11,462
- CD-ROM sales                              8,737       1,134           -
- Other sales                               9,021         590         585
-------------------------------------------------------------------------
                                          165,311      43,856      21,413

Web Solutions and Internet Software         4,010         397          30
eCommerce                                      77           -           -
Other                                       1,364       1,829           -
-------------------------------------------------------------------------
                                          170,762      46,082      21,443
-------------------------------------------------------------------------

The 'other' category relates to royalties earned from the provision of hotel Internet access.

==================================
PAGE 43

NOTES TO THE FINANCIAL STATEMENTS (continued)

2 SEGMENTAL ANALYSIS (continued)

The composition of turnover by source is analysed as follows:

                                           1998        1997        1996
                                     (pound)000  (pound)000  (pound)000
-----------------------------------------------------------------------
United Kingdom                           17,243      29,013      21,443
North America                           129,478      14,367           -
Continental Europe                       17,231       2,244           -
Rest of the world                         6,810         458           -
-----------------------------------------------------------------------
                                        170,762      46,082      21,443
-----------------------------------------------------------------------

The composition of turnover by destination is analysed as follows:

                                           1998        1997        1996
                                     (pound)000  (pound)000  (pound)000
-----------------------------------------------------------------------
United Kingdom                           38,934      14,026       8,665
North America                            96,952      20,377       6,991
Continental Europe                       13,819       7,365       3,943
Rest of the world                        21,057       4,314       1,844
-----------------------------------------------------------------------
                                        170,762      46,082      21,443
-----------------------------------------------------------------------

The composition of operating profit/(loss) is analysed as follows:

                                 Total                                         Total
                            continuing  Restructuring           Total     continuing  Restructuring           Total
                              business      costs and      continuing       business      costs and      continuing
                                before          other  business after         before          other  business after
                         restructuring    exceptional   restructuring  restructuring    exceptional   restructuring
                                 costs          items           costs          costs          items           costs
                         --------------------------------------------  --------------------------------------------
                                                 1998                                          1997                      1996
                         --------------------------------------------  --------------------------------------------
                            (pound)000     (pound)000      (pound)000     (pound)000     (pound)000      (pound)000  (pound)000
--------------------------------------------------------------------------------------------------------------------------------
United Kingdom                   8,498         (2,689)          5,809         (5,599)        (5,983)        (11,582)     (4,850)
North America                   15,444         (2,781)         12,663           (375)       (10,107)        (10,482)     (3,900)
Continental Europe                 921            587           1,508          2,288         (2,429)           (141)        826
Rest of the world                  746              -             746            (71)           (31)           (102)         52
--------------------------------------------------------------------------------------------------------------------------------
                                25,609         (4,883)         20,726         (3,757)       (18,550)        (22,307)     (7,872)
--------------------------------------------------------------------------------------------------------------------------------

The operating profit/(loss) for the United Kingdom for the periods under review includes the central costs associated with the Group's worldwide head office functions.

======================================
PAGE 44


NOTES TO THE FINANCIAL STATEMENTS (continued)

2 SEGMENTAL ANALYSIS (continued)

The composition of net assets and total assets by location is presented on a basis consistent with the segmental analysis of operating profit/(loss). The assets in any location are not necessarily matched with the turnover in that location. The net assets and total assets for the United Kingdom for the periods under review include those associated with the Group's worldwide head office functions.

The composition of net (liabilities)/assets is analysed as follows:

                                           1998         1997        1996
                                     (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------
United Kingdom                           13,003       20,387      15,153
North America                            37,720       38,403       2,909
Continental Europe                        2,481        3,293       1,395
Rest of the world                         1,514        5,807         623
------------------------------------------------------------------------
Net operating assets                     54,718       67,890      20,080
Unallocated net (liabilities)/assets   (148,459)    (158,845)      6,000
------------------------------------------------------------------------
                                        (93,741)    (90,955)      26,080
------------------------------------------------------------------------

Unallocated net (liabilities)/assets comprise borrowings and cash deposits.

The composition of total assets is analysed as follows:

                                           1998         1997        1996
                                     (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------
United Kingdom                           28,382       28,287      21,280
North America                            66,546       78,325       3,770
Continental Europe                        7,771       10,376       1,937
Rest of the world                         6,843        7,522         718
------------------------------------------------------------------------
Net operating assets                    109,542      124,510      27,705
Unallocated assets                            -            -       6,000
------------------------------------------------------------------------
                                        109,542      124,510      33,705
------------------------------------------------------------------------

Unallocated assets comprise cash deposits.


3 STAFF NUMBER AND COSTS

Staff costs (including Directors) consist of:

                                           1998         1997        1996
                                     (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------
Wages and salaries                       32,529       14,336      10,603
Social security costs                     2,997        1,440       1,204
Other pension costs                         910           51           -
------------------------------------------------------------------------
                                         36,436       15,827      11,807
------------------------------------------------------------------------

Included above are staff costs of (pound)9,260,000 (1997: (pound)1,413,000; 1996: (pound)1,871,000) which represent costs of product and systems development and have been treated in accordance with the accounting policy for intangible fixed assets as set out in note 1 to these financial statements.

PENSION ARRANGEMENTS

The Group operates defined contribution pension schemes in the UK, the US and Switzerland. The pension cost charge represents contributions payable by the Group to the funds and amounted to (pound)910,000 (1997:
(pound)51,000; 1996: (pound)nil).

The assets of all the schemes are held by independent custodians and kept entirely separate from the assets of the Group.

=================================
PAGE 45

NOTES TO THE FINANCIAL STATEMENTS (continued)

3 STAFF NUMBER AND COSTS (continued)

The average number of full-time employees during the year was:

                                           1998         1997        1996
------------------------------------------------------------------------
United Kingdon                              275          217         228
North America                               573          289         147
Continental Europe                           99           43          26
Rest of the world                            78           43          10
------------------------------------------------------------------------
                                          1,025          592         411
------------------------------------------------------------------------


4 OPERATING PROFIT/(LOSS)

This is arrived at after charging/(crediting):

                                                       1998         1997        1996
                                                 (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------------------
Hire of plant and machinery - operating leases            -          560          38
Hire of other assets - operating leases               5,160        1,272       1,048
Depreciation:
- on owned assets                                     7,069        4,378       1,323
- on leased assets                                      893          516         484
Amortisation/write-off
- of development costs                                7,699       11,548       2,170
- of goodwill                                            61            -           -
Auditors' remuneration:
- PricewaterhouseCoopers                                229          197          75
- other                                                  28           78           -
(Gain)/loss on foreign currency translations           (290)         (60)         26
Loss/(profit) on disposal of fixed assets                17          (15)         (2)
Net costs arising on reorganisation of Group's
  agency arrangements                                     -          267           -
Write-off of fixed asset investment
  (see notes 5 and 13)                                2,300            -           -
------------------------------------------------------------------------------------

The auditors' remuneration includes amounts in respect of the parent company for the year ended 31 December 1998 of (pound)100,000
(1997: (pound)100,000; 1996: (pound)41,000).

Additional fees paid to PricewaterhouseCoopers (formerly Price Waterhouse) for non-audit services amounted to (pound)8,000 in 1998 (1997:
(pound)1,433,000; 1996: (pound)nil). The fees paid in 1997 were in respect of the Company's acquisition of KRII in November 1997 and the associated financing.

Of the exceptional item of (pound)267,000, which was charged against operating profit in 1997, (pound)383,000 related to the cost of purchasing the Company's South African agency, offset by a gain of (pound)116,000 on the assignment of the Group's former Japanese agency to Fujitsu.


The (loss)/profit for the year attributable to shareholders, dealt with in the accounts of The Dialog Corporation plc, is:

                                          1998         1997        1996
                                    (pound)000   (pound)000  (pound)000
-----------------------------------------------------------------------
                                       (9,016)       4,120      (7,197)
-----------------------------------------------------------------------

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

==========================
PAGE 46

NOTES TO THE FINANCIAL STATEMENTS (continued)

5 RESTRUCTURING COSTS AND OTHER EXCEPTIONAL ITEMS

Exceptional restructuring costs of (pound)2.6 million have been charged as a result of the continuing integration of KRII. These costs consist of (pound)1.8 million relating to the relocation of the US headquarters, (pound)1.6 million relating to the termination of property leases and (pound)0.9 million of various other restructuring charges, relating primarily to the integration of the sales force and one-off customer hostings. These costs have been offset by a write-back of (pound)1.2 million relating to data centre convergence costs and (pound)0.5 million relating to the removal of the Knight-Ridder Information name.

An exceptional write-down of (pound)2.3 million has been charged to the profit and loss account relating to the Company's investment in Fourth Network Communications, Inc. (4th Network). The write-down, equivalent to 50% of the carrying value of the Company's investment, arose following the postponement of an initial public offering, originally scheduled for 1998, and the failure of 4th Network to raise significant alternative funds. The Company continues to monitor closely the carrying value of its investment in 4th Network.

On 6 May 1998, the Group disposed of its investment in NewsEdge
Corporation, an online service provider, for net proceeds of (pound)3.9 million. This resulted in a book profit on the disposal of (pound)1.0 million.

On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of (pound)3.2 million. This resulted in a book profit on the disposal of (pound)1.1 million.

On 24 February 1997, the Company sold its hotel Internet access technology (and existing hotel contracts) to 4th Network and became their agent in Europe. In consideration the Company received 500,000 shares in 4th Network with an aggregate value of (pound)4,597,000. The costs associated with the transfer were (pound)562,000. There was no effect on the Group's tax charge as a result of this exceptional gain.

During the year ended 31 December 1997, exceptional restructuring costs of (pound)18.6 million were charged as a result of the integration of KRII. Distribution costs of (pound)1.3 million related to the removal of the Knight-Ridder Information name and logo from all printed materials, products and signage. Administrative expenses of (pound)9.3 million consisted of (pound)5.3 million relating to data centre integration costs, (pound)2.2 million relating to the termination of property leases, (pound)1.5 million relating to severance costs and (pound)0.3 million relating to various other restructuring charges. Amortisation of (pound)8.0 million related to the write-off of previously capitalised product development costs where these products were no longer being pursued by the enlarged Group.


6 INTEREST PAYABLE AND SIMILAR CHARGES

                                              1998        1997         1996
                                        (pound)000  (pound)000   (pound)000
----------------------------------------------------------------------------
Bank loans and overdrafts:
- on Senior Subordinated Notes              12,013       1,701            -
- on Senior Credit Facility                  4,399         659            -
- amortisation of debt fees                    946           -            -
- on bank overdrafts                            33          26            3
----------------------------------------------------------------------------
                                            17,391       2,386            3
Finance leases                                  45         118          198
----------------------------------------------------------------------------
                                            17,436       2,504          201
Less: Lease finance costs capitalised            -          (6)         (12)
----------------------------------------------------------------------------
                                            17,436       2,498          189
----------------------------------------------------------------------------


===========================
PAGE 47

NOTES TO THE FINANCIAL STATEMENTS (continued)

7 DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES

                                                       1998         1997        1996
                                                 (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------------------
Aggregate emoluments                                  1,326          773         650
Amounts paid to third parties                            51           38          38
Amounts paid to former Directors                         50          167          57
Contributions to money purchase pension schemes          12            -           -
------------------------------------------------------------------------------------
                                                      1,439          978         745
------------------------------------------------------------------------------------


Details of the full cost of each Director's remuneration package for the year ended 31 December 1998 are as follows:

                                                                       Pension                  1998      1997       1996
                                     Fees      Salary  Benefits  contributions     Bonus       Total     Total      Total
                                  (pound)     (pound)   (pound)        (pound)   (pound)     (pound)   (pound)    (pound)
-------------------------------------------------------------------------------------------------------------------------
M Mander (Chairman)                51,250           -         -              -         -      51,250    37,500     37,500
D Wagner                                -     165,250     2,828              -         -     168,078   199,510    138,916
P Sommers (from 8 October 1998)         -      39,677         -              -         -      39,677         -          -
D Mattey                                -     141,586     2,794              -         -     144,380   167,062    115,880
J Molle                                 -     125,200         -          3,314         -     128,514    39,788          -
S Maller                                -      98,625       216              -         -      98,841    82,236     68,413
C Morton                                -     114,000    10,880              -         -     124,880    37,853          -
A Thomas                           20,000           -         -              -         -      20,000     3,750          -
I Barton                           20,000           -         -              -         -      20,000    15,000     15,000
M Hussey                           20,000           -         -              -         -      20,000    15,000     10,000
D Smith*                                -     125,000    14,801          3,600         -     143,401    161,858    78,209
J Galt (to 26 June 1998)                -     129,613         -          3,010   110,853     243,476    35,920          -
M Shipley (to 30 June 1998)             -      91,606         -          2,131    62,130     155,867    15,324          -
G Burrows (from 8 October 1998)*        -      30,894         -              -         -      30,894         -          -
-------------------------------------------------------------------------------------------------------------------------
                                  111,250   1,061,451    31,519         12,055   172,983   1,389,258    810,801   463,918
-------------------------------------------------------------------------------------------------------------------------

* Derek Smith and Graham Burrows resigned on 2 February 1999.

Fees for non-executive Directors were set by the executive Directors following consultation with the Company's advisors.

Benefits include P11D benefits (non-cash compensation) for the UK
Directors, as detailed in the Remuneration Committee Report.

Each of the executive Directors have service agreements with the Company for continuing employment unless and until terminated by either party by giving not less than twelve months' notice, except Patrick Sommers who was appointed in 1998 with an initial three year service agreement with notice reduced to twelve months in the third year of the agreement.

The amounts disclosed as fees paid to the Chairman were paid to Close Brothers Corporate Finance Ltd, his primary employer.

Thomas Teichman, who resigned as an executive Director on 24 May 1996, was paid (pound)50,000 during the year under a consultancy agreement which terminated on 31 December 1998. His fees were paid to NewMedia Investors Ltd.

============================
PAGE 48

NOTES TO THE FINANCIAL STATEMENTS (continued)

7 DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES (continued)

The Directors who have served during the year and their interests in the Ordinary share capital and options on shares of the Company were:

INTERESTS IN ORDINARY SHARES

                  1 January 98*   Acquired    Disposals     31 December 1998+
-----------------------------------------------------------------------------
M Mander                900,327          -            -               900,327
D Wagner             17,034,780    400,000            -            17,434,780
P Sommers                 8,000          -            -                 8,000
D Mattey              2,335,200          -            -             2,335,200
J Molle                 135,116          -            -               135,116
S Maller                 25,441          -            -                25,441
C Morton                222,001          -      (20,000)              202,001
A Thomas                100,000          -            -               100,000
I Barton                479,139          -            -               479,139
M Hussey                242,610          -            -               242,610
D Smith                 550,000          -            -               550,000
J Galt                        -          -            -                     -
M Shipley                     -      2,000            -                 2,000
G Burrows                     -          -            -                     -
-----------------------------------------------------------------------------
Total                22,032,614    402,000      (20,000)           22,414,614
-----------------------------------------------------------------------------

* or date of appointment if later
+ or date of resignation if earlier

Patrick Sommers holds 2,000 American Depositary Shares (ADSs) and the Ordinary share equivalent is shown above.

On 14 January 1998, Marck Shipley purchased 2,000 Ordinary shares.

On 6 August 1998, Daniel Wagner acquired a beneficial interest in a further 400,000 Ordinary shares.

On 28 September 1998, Ciaran Morton disposed of 20,000 Ordinary shares.

With respect to those Directors in office at 31 December 1998, all of their interests in the Ordinary shares of the Company are beneficial.

There have been no movements in the interests of the Directors in the Ordinary share capital of the Company since 31 December 1998 through to the date of the Annual Report.

===========================
PAGE 49

NOTES TO THE FINANCIAL STATEMENTS (continued)

7 DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES (continued)

Options over Ordinary shares

                                          At                         At                Date from
                                   1 January      Granted   31 December   Exercise         which        Expiry
Scheme                                  1998*                     1998+      price   exercisable          date
---------------------------------------------------------------------------------------------------------------
D Wagner Executive Scheme            163,636            -       163,636       110p      24/03/97      24/03/04
Sharesave Scheme                      19,602            -        19,602        88p      01/05/99      31/10/99
Unapproved Scheme                          -       30,000        30,000       173p      30/04/01      30/04/05
Unapproved Scheme                          -      130,000       130,000       150p      08/10/01      08/10/05
P Sommers US Stock Option Plan**           -      200,000       200,000       150p      08/10/99      08/10/08
D Mattey Executive Scheme            122,727            -       122,727       110p      24/03/97      24/03/04
Sharesave Scheme                      19,602            -        19,602        88p      01/05/99      31/10/99
Unapproved Scheme                          -       30,000        30,000       173p      30/04/01      30/04/05
Unapproved Scheme                          -      120,000       120,000       150p      08/10/01      08/10/05
J Molle Unapproved Scheme             54,545            -        54,545       110p      24/03/97      24/03/01
Unapproved Scheme                     17,500            -        17,500       248p      04/10/98      04/10/02
Unapproved Scheme                     30,000            -        30,000       188.5p    14/03/00      14/03/04
US Stock Option Plan**                     -       30,000        30,000       173p      30/04/99      30/04/08
US Stock Option Plan**                     -      120,000       120,000       150p      08/10/99      08/10/08
Employee Stock Purchase Plan***            -        2,196         2,196       130p      31/03/99      31/03/99
S Maller Executive Scheme             62,727            -        62,727       110p      24/03/97      24/03/04
Executive Scheme                      20,000            -        20,000        80p      25/04/98      25/04/05
Executive Scheme                      17,500            -        17,500       248p      04/10/98      04/10/05
Sharesave Scheme                       7,040            -         7,040        49p      01/12/99      31/05/00
Sharesave Scheme                       2,156            -         2,156        64p      01/06/00      30/11/00
Sharesave Scheme                         308            -           308       224p      01/12/00      31/05/01
Sharesave Scheme                         766            -           766       180p      01/06/01      30/11/01
Sharesave Scheme                           -          569           569       137p      01/07/01      31/12/01
Unapproved Scheme                     30,000            -        30,000       188.5p    14/03/00      14/03/04
Unapproved Scheme                          -       30,000        30,000       173p      30/04/01      30/04/05
Unapproved Scheme                          -      120,000       120,000       150p      08/10/01      08/10/05
C Morton Executive Scheme             61,364            -        61,364       110p      24/03/97      24/03/04
Unapproved Scheme                     17,500            -        17,500       248p      04/10/98      04/10/02
Sharesave Scheme                      35,204            -        35,204        49p      01/12/99      31/05/00
Unapproved Scheme                     30,000            -        30,000       188.5p    14/03/00      14/03/04
Unapproved Scheme                          -       30,000        30,000       173p      30/04/01      30/04/05
Unapproved Scheme                          -      120,000       120,000       150p      08/10/01      08/10/05
D Smith Executive Scheme              15,900            -        15,900       188.5p    14/03/00      14/03/07
Unapproved Scheme                     84,100            -        84,100       188.5p    14/03/00      14/03/04
Sharesave Scheme                           -        7,116         7,116       137p      01/07/01      31/12/01
Unapproved Scheme                          -       30,000        30,000       173p      30/04/01      30/04/05
Unapproved Scheme                          -      120,000       120,000       150p      08/10/01      08/10/05
M Shipley US Stock Option Plan**     100,000            -       100,000       220p      14/11/98      14/11/07
US Stock Option Plan**                     -       30,000        30,000       151p      04/06/99      04/06/08
Employee Stock Purchase Plan***            -        2,312         2,312       130p      31/03/99      31/03/99
G Burrows US Stock Option Plan**      50,000            -        50,000       170p      08/09/99      08/09/08
US Stock Option Plan**                     -       70,000        70,000       150p      08/10/99      08/10/08
Employee Stock Purchase Plan***            -        3,812         3,812       158p      30/09/00      30/09/00
J Galt US Stock Option Plan**        100,000            -       100,000       220p      14/11/98      14/11/07
---------------------------------------------------------------------------------------------------------------
Total                              1,062,177    1,226,005     2,288,182
---------------------------------------------------------------------------------------------------------------

*   or date of appointment if later
+   or date of retirement if earlier
** under the terms of the US Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in US Dollars. Options granted under the US Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.
*** under the terms of the Employee Stock Purchase Plan, rights are granted for eligible US employees to acquire beneficial ownership of Ordinary shares of the Company by purchasing ADSs. The purchase price may not be less than the lower of 85% of the fair market value of the ADSs on the offering date or 85% of the fair market value of the ADSs on the purchase date. The purchase price is accumulated by payroll deductions over the course of the offering. There are two offerings a year. For the purpose of uniformity, all rights to purchase ADSs under the Employee Stock Purchase Plan detailed above are expressed in Ordinary shares and in Pounds Sterling.

============================
PAGE 50

NOTES TO THE FINANCIAL STATEMENTS (continued)

7 DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES
(continued)

During April 1999, options were granted to the following Directors:

                                                          Date from
                                     Date of               Exercise        which      Expiry
              Scheme                   grant     Number       price  exercisable        date
--------------------------------------------------------------------------------------------
D Wagner      Sharesave Scheme      28/04/99     17,045         99p     01/07/04    31/12/04
D Mattey      Sharesave Scheme      28/04/99     17,045         99p     01/07/04    31/12/04
S Maller      Sharesave Scheme      28/04/99      1,174         99p     01/07/02    31/12/02
--------------------------------------------------------------------------------------------

The market price of the Company's Ordinary shares on 30 December 1998, the last trading day in 1998, was 58.0p per share and the range during 1998 was 47.0p to 236.5p per share. Further details of the Company's share option schemes are set out in note 18 to these financial statements.

None of the Directors has notified the Company of an interest in any other shares, transactions or arrangements which require disclosure.


8 TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

                                                          1998         1997        1996
                                                    (pound)000   (pound)000  (pound)000
---------------------------------------------------------------------------------------
UK corporation tax at 31% (1997: 31.5%; 1996: 33%)           -            -           -
Overseas tax                                               776          332         102
Deferred tax (credit)/charge                                (7)          (9)         62
---------------------------------------------------------------------------------------
Tax charge                                                 769          323         164
---------------------------------------------------------------------------------------

The taxation on profit/(loss) on ordinary activities may be reconciled as follows to the UK statutory rate:

                                             1998         1997        1996
                                                %           %            %
---------------------------------------------------------------------------
UK statutory rate of tax                       31         (31)         (33)
Disallowed expenditures                        14           -            1
Tax deduction in respect of goodwill
   written off to reserves                    (80)          -            -
Unrecognised tax losses                        49          32           34
---------------------------------------------------------------------------
Effective rate of tax provided                 14           1            2
---------------------------------------------------------------------------

==========================
PAGE 51

Notes to the Financial Statements (continued)


9 EARNINGS/(LOSS) PER SHARE

                                                             Total           Total            Total           Total
                                                        continuing      continuing       continuing      continuing
                                                   business before  business after  business before  business after
                                                     restructuring   restructuring    restructuring   restructuring
                                                             costs           costs            costs           costs
                                                   -------------------------------  -------------------------------
                                                                  1998                             1997                   1996
                                                   -------------------------------  -------------------------------   ------------
Attributable profit/(loss) ((pound))                     7,253,000       4,439,000       (6,229,000)    (20,744,000)   (7,226,000)
Weighted average number of
Ordinary shares in issue                               150,579,177     150,579,177      101,077,187     101,077,187    92,363,959
----------------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share (pence)                              4.8             2.9             (6.2)          (20.5)         (7.8)
----------------------------------------------------------------------------------------------------------------------------------

Attributable profit/(loss) as above ((pound))            7,253,000       4,439,000       (6,229,000)    (20,744,000)   (7,226,000)

Weighted average number of Ordinary
shares in issue as above                               150,579,177     150,579,177      101,077,187     101,077,187    92,363,959
Add: shares issuable on conversion of options              384,655         384,655          735,716         735,716     1,759,889
Add: shares issuable on acquisition of subsidiary        1,667,241       1,667,241                -               -             -
----------------------------------------------------------------------------------------------------------------------------------
Adjusted average number of Ordinary shares             152,631,073     152,631,073      101,812,903     101,812,903    94,123,848
----------------------------------------------------------------------------------------------------------------------------------
Fully diluted earnings/(loss) per share (pence)                4.8             2.9             (6.1)          (20.4)         (7.7)
----------------------------------------------------------------------------------------------------------------------------------

In view of the significant impact of restructuring costs and other exceptional items on earnings per share calculated in accordance with FRS14, additional earnings per share figures have been provided.

======================================
PAGE 52

NOTES TO THE FINANCIAL STATEMENTS (continued)

10 INTANGIBLE FIXED ASSETS

                                                       Group       Company
                                                  (pound)000    (pound)000
--------------------------------------------------------------------------
COST
At 31 December 1996                                   11,653       10,707
On acquisition of subsidiary undertakings             20,308            -
Amounts written off                                   (3,312)      (2,737)
Exchange adjustments                                     591            -
Additions                                              3,964        3,329
--------------------------------------------------------------------------
At 31 December 1997                                   33,204       11,299
Transfer from subsidiary undertakings                      -        1,153
Revisions to fair values and other adjustments        (2,377)           -
Exchange adjustments                                    (231)           -
Additions                                             11,762        2,396
--------------------------------------------------------------------------
At 31 December 1998                                   42,358       14,848
--------------------------------------------------------------------------
AMORTISATION
At 31 December 1996                                    3,342        2,799
Exchange adjustments                                       2            -
Amounts written off                                     (599)        (599)
Provision for year                                     8,835        4,942
--------------------------------------------------------------------------
At 31 December 1997                                   11,580        7,142
Transfer from subsidiary undertakings                      -          779
Exchange adjustments                                     (75)           -
Provision for year                                     7,699        2,277
--------------------------------------------------------------------------
At 31 December 1998                                   19,204       10,198
--------------------------------------------------------------------------
Net book amount
At 31 December 1998                                   23,154        4,650
--------------------------------------------------------------------------
At 31 December 1997                                   21,624        4,157
--------------------------------------------------------------------------

The net book amounts are analysed as follows:

                                                  1998             1998
                                                 Group          Company
                                            (pound)000       (pound)000
-----------------------------------------------------------------------
Systems development                              5,370              237
Product development                             17,784            4,413
-----------------------------------------------------------------------
                                                23,154            4,650
-----------------------------------------------------------------------

                                                  1997             1997
                                                 Group          Company
                                            (pound)000       (pound)000
-----------------------------------------------------------------------
Systems development                                279                -
Product development                             21,345            4,157
-----------------------------------------------------------------------
                                                21,624            4,157
-----------------------------------------------------------------------

Additions to intangible fixed assets in 1998 for the Group principally comprised product development costs related to Dialog Web, Dialog Select and Open System Alerts. The product development costs include salaries and related overhead costs of (pound)10,210,000 (1997: (pound)1,798,000), consultancy costs, including attributable overheads, of (pound)526,000 (1997: (pound)211,000) and hardware and software costs of (pound)896,000 (1997: (pound)1,955,000) (including depreciation of (pound)nil (1997:
(pound)1,200,000)). Additions to systems development costs in 1998 related to various database projects.

======================================

PAGE 53

NOTES TO THE FINANCIAL STATEMENTS (continued)

11 GOODWILL

                                    Group
                               (pound)000
-----------------------------------------
Cost
At 31 December 1997                     -
Additions                           7,743
Exchange adjustments                   (6)
-----------------------------------------
At 31 December 1998                 7,737
-----------------------------------------
Amortisation
At 31 December 1997                     -
Provision for year                     61
-----------------------------------------
At 31 December 1998                    61
-----------------------------------------
Net book amount
At 31 December 1998                 7,676
-----------------------------------------
At 31 December 1997                     -
-----------------------------------------


RESPONSIVE DATABASE SERVICES, INC.

On 6 October 1998, the Group exercised its option to acquire all of the share capital of Responsive Database Services, Inc. ('RDS') for total cash consideration of $2.85 million ((pound)1.72 million). The Group has historically provided all financing for RDS and, accordingly, has consolidated its results within the Group financial statements. No fair value adjustments were required. The total consideration paid has been treated as goodwill arising on the acquisition of a minority interest.

WRITE WORKS

On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum consideration of (pound)6.0 million to be paid over two years. The consideration has been satisfied through an initial payment of (pound)1.0 million in cash and approximately (pound)1.2 million by the issue of 694,025 new Ordinary shares at a price of (pound)1.66 per share. A further consideration of up to a maximum of (pound)3.8 million in cash and shares (cash of (pound)2.8 million and shares with a market value of (pound)1.0 million at the dates the deferred consideration is payable) will be paid on the achievement of certain earnings targets over the next two years.

==================================
PAGE 54

NOTES TO THE FINANCIAL STATEMENTS (continued)

11 GOODWILL (continued)

The following table sets out the effect of the acquisition of Write Works on the consolidated balance sheet :

                                                   Fair values
                                                at the date of
                                                   acquisition
                                                    (pound)000
--------------------------------------------------------------
Share of net liabilities acquired:
Tangible fixed assets                                      18
Current assets                                            127
Creditors                                                (153)
--------------------------------------------------------------
Net liabilities acquired                                   (8)
--------------------------------------------------------------
Consideration:
Issue of new Ordinary shares                            1,150
Cash paid                                                 965
Expenses                                                  100
New Ordinary shares to be issued (see note 20)            967
Cash to be paid                                         2,833
--------------------------------------------------------------
                                                        6,015
--------------------------------------------------------------
Goodwill on acquisition of Write Works                  6,023
Goodwill on acquisition of RDS                          1,720
--------------------------------------------------------------
Total goodwill                                          7,743
--------------------------------------------------------------

No fair value adjustments were required.

Write Works' results from the start of its financial year (1 January 1998) through to the date of acquisition and its audited results for the period from 20 January 1997 (date of incorporation) to 31 December 1997 are as follows:

                                (Unaudited)           20 January 1997
                              1 January to    (date of incorporation)
                          19 November 1998        to 31 December 1997
                                (pound)000                 (pound)000
----------------------------------------------------------------------
Turnover                               658                        144
Cost of sales                         (503)                      (121)
----------------------------------------------------------------------
Gross profit                           155                         23
Net operating expenses                (196)                       (73)
----------------------------------------------------------------------
Retained loss                          (41)                       (50)
----------------------------------------------------------------------

There were no recognised gains or losses other than the loss for the period presented.

======================
PAGE 55

NOTES TO THE FINANCIAL STATEMENTS (continued)

12 TANGIBLE FIXED ASSETS

Group                                           Leasehold                     Fixtures &        Motor
                                             improvements        Equipment      fittings     vehicles       Total
                                               (pound)000       (pound)000    (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------------------------------------------------
Cost
At 31 December 1996                                   732           10,423           968          656      12,779
On acquisition of subsidiary undertakings           1,114           12,376         1,917            -      15,407
Exchange adjustments                                   34              403            73           (5)        505
Additions                                             301            2,086           138          207       2,732
Disposals                                               -              (33)           (1)        (263)       (297)
------------------------------------------------------------------------------------------------------------------
At 31 December 1997                                 2,181           25,255         3,095          595      31,126
Exchange adjustments                                  (12)             (97)          (28)           3        (134)
Additions                                             408            5,969           150           14       6,541
Revisions to fair values                                -              (43)            -            -         (43)
Disposals                                             (99)             (83)         (449)         (82)       (713)
------------------------------------------------------------------------------------------------------------------
At 31 December 1998                                 2,478           31,001         2,768          530      36,777
------------------------------------------------------------------------------------------------------------------
Depreciation
At 31 December 1996                                   168            5,018           410          192       5,788
Exchange adjustments                                    -               12            16           (4)         24
Provided for the year                               1,216            4,058           654          166       6,094
Disposals                                               -              (10)            -         (124)       (134)
------------------------------------------------------------------------------------------------------------------
At 31 December 1997                                 1,384            9,078         1,080          230      11,772
Exchange adjustments                                  (10)             (55)          (12)           2         (75)
Provided for the year                                 436            6,855           532          139       7,962
Revisions to fair values                                -             (267)            -            -        (267)
Disposals                                             (33)            (190)         (209)         (53)       (485)
------------------------------------------------------------------------------------------------------------------
At 31 December 1998                                 1,777           15,421         1,391          318      18,907
------------------------------------------------------------------------------------------------------------------
Net book amount
At 31 December 1998                                   701           15,580         1,377          212      17,870
------------------------------------------------------------------------------------------------------------------
At 31 December 1997                                   797           16,177         2,015          365      19,354
------------------------------------------------------------------------------------------------------------------

The net book amounts of assets held under finance leases at 31 December 1998 were (pound)857,000 (1997: (pound)1,710,000).

Equipment included assets under finance leases of (pound)5,378,000 and (pound)5,338,000 at 31 December 1998 and 1997 respectively.
Accumulated depreciation relating to equipment under finance leases totalled (pound)4,521,000 and (pound)3,628,000 at 31 December 1998 and 1997 respectively. Depreciation of equipment under finance leases is included in the depreciation expense, unless capitalised in accordance with the Group's system and product development cost policy (note 1).

==============================
PAGE 56

NOTES TO THE FINANCIAL STATEMENTS (continued)

12 TANGIBLE FIXED ASSETS (continued)

Group                                           Leasehold                     Fixtures &        Motor
                                             improvements        Equipment      fittings     vehicles       Total
                                               (pound)000       (pound)000    (pound)000   (pound)000  (pound)000
------------------------------------------------------------------------------------------------------------------
Cost
At 31 December 1996                                   580            2,092           463          568       3,703
Additions                                             269              546            37          197       1,049
Disposals                                               -               (5)            -         (208)       (213)
------------------------------------------------------------------------------------------------------------------
At 31 December 1997                                   849            2,633           500          557       4,539
Transfer from subsidiary undertakings                   -            6,979            29            -       7,008
Additions                                             174              653            11            -         838
Disposals                                               -              (25)           (4)         (82)       (111)
------------------------------------------------------------------------------------------------------------------
At 31 December 1998                                 1,023           10,240           536          475      12,274
------------------------------------------------------------------------------------------------------------------
Depreciation
At 31 December 1996                                   138            1,032           221          168       1,559
Provided for the year                                 166              665            84          143       1,058
Disposals                                               -               (2)            -         (106)       (108)
------------------------------------------------------------------------------------------------------------------
At 31 December 1997                                   304            1,695           305          205       2,509
Transfer from subsidiary undertakings                   -            4,638            20            -       4,658
Provided for the year                                 183            1,914            93          129       2,319
Disposals                                               -               (1)            -          (53)        (54)
------------------------------------------------------------------------------------------------------------------
At 31 December 1998                                   487            8,246           418          281       9,432
------------------------------------------------------------------------------------------------------------------
Net book amount
At 31 December 1998                                   536            1,994           118          194       2,842
------------------------------------------------------------------------------------------------------------------
At 31 December 1997                                   545              938           195          352       2,030
------------------------------------------------------------------------------------------------------------------

The net book amounts of assets held under finance leases at 31 December 1998 were (pound)nil (1997: (pound)nil).

==============================
PAGE 57

Notes to the Financial Statements (continued)

13 FIXED ASSET INVESTMENTS

Group

Investments

                                               (pound)000
----------------------------------------------------------
At 31 December 1996                                 2,135
Additions                                           5,329
On acquisition of subsidiary undertakings          10,910
----------------------------------------------------------
At 31 December 1997                                18,374
Amounts written off (note 5)                       (2,300)
Additions                                           1,446
Disposals                                          (5,053)
Exchange movements                                   (113)
----------------------------------------------------------
At 31 December 1998                                12,354
----------------------------------------------------------

The amounts written off during the year ended 31 December 1998 related to the investment in 4th Network (note 5).

The additions during the year ended 31 December 1998 related to the continued monthly funding of Frost & Sullivan Electronic Distribution LLC, a 50:50 joint venture with Frost & Sullivan which is registered in the US. At 31 December 1998, the investment had a book value of (pound)2,178,000. The Company is committed to provide monthly funding of $200,000 per month for a further period of six months.

On 6 May 1998, the Group disposed of its investment in NewsEdge
Corporation, an online service provider, for net proceeds, after associated expenses, of (pound)3.9 million. This resulted in a book profit on the disposal of (pound)1.0 million.

On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of (pound)3.2 million. This resulted in a book profit on the disposal of (pound)1.1 million.


Company

                                                              Long term
                                                             loans from
                                        Investments     Group companies        Total
                                         (pound)000          (pound)000   (pound)000
-------------------------------------------------------------------------------------
At 31 December 1996                           2,222                   -        2,222
Additions                                    59,340             220,724      280,064
-------------------------------------------------------------------------------------
At 31 December 1997                          61,562             220,724      282,286
Amounts written off (note 5)                 (2,300)                  -       (2,300)
Additions                                     6,015               1,325        7,340
Disposals                                    (2,135)                  -       (2,135)
Disposals to subsidiary undertakings           (355)                  -         (355)
-------------------------------------------------------------------------------------
At 31 December 1998                          62,787             222,049      284,836
-------------------------------------------------------------------------------------

The amounts written off during the year ended 31 December 1998 related to the investment in 4th Network (note 5).

On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum of (pound)6.0 million to be paid over two years (note 11).

The disposals during the year ended 31 December 1998 related to the sale of the investment in Easynet Group plc.

==============================
PAGE 58

NOTES TO THE FINANCIAL STATEMENTS (continued)

13 FIXED ASSET INVESTMENTS (continued)

The following were principal subsidiary undertakings as at 31 December 1998 and have all been included in the consolidated accounts except where indicated. Each subsidiary principally does business in the country of its incorporation/registration and all equity is in the form of Ordinary shares or their equivalent. Companies that are indented are not directly held by The Dialog Corporation plc.

                                                     Country of
                                                 incorporation/         Proportion of      Nature of
Company name                                       registration           equity held       business
----------------------------------------------------------------------------------------------------
The Dialog Corporation Asia Pacific Limited           Hong Kong                  100%              1
InfoDynamics Limited                                    England                  100%              2
Dialog MultiMedia Limited                               England                  100%              2
Dotcom Investments BV                               Netherlands                  100%              3
  The Dialog Corporation BV                         Netherlands                  100%              1
  The Dialog Corporation SA                             Belgium                  100%              1
  The Dialog Corporation (Ireland) Limited              Ireland                  100%              1
Virtual Business Information Limited                    England                  100%              4
Muscat Limited                                          England                   70%              5
  Muscat Europe BV                                  Netherlands                   70%              5
Dialog Holdings Limited                                 England                  100%              3
  Dialog Information Services S.A.R.L                    France                  100%              1
  The Dialog Corporation A/S                            Denmark                  100%              1
  M.A.I.D Sweden AB                                      Sweden                  100%              1
    The Dialog Corporation (Sweden) AB                   Sweden                  100%              1
  The Dialog Corporation GmbH                       Switzerland                  100%              1
  Dialog Information Services Ltd                       England                  100%              1
  The Dialog Corporation Srl                              Italy                  100%              1
  The Dialog Corporation GmbH                           Germany                  100%              1
  The Dialog Corporation 98 Sociedad Limitada             Spain                  100%              1
Write Works Limited                                     England                  100%              6
The Dialog Corporation*                                     USA                  100%              1
  CARL Corporation**                                        USA                  100%              7
  CARL Systems Data Retrieval Inc.**                        USA                  100%              7
  The UnCover Company**                                     USA                  100%              8
  Responsive Database Services, Inc.                        USA                  100%              9
  Responsive Database Services Ltd                      England                  100%              9
  Infomart/DIALOG Limited                                Canada                   50%              1
  Dialog Servicios de Informacion S.A. de C.V.           Mexico                  100%              1
  The Dialog Corporation S.A. de C.V.                    Mexico                  100%              1
  Dialog Nova KK                                          Japan                  100%             10
  KMK DigiTex Company Ltd                                 Japan                   52%             10
  Dialog Information Services Asia Limited            Hong Kong                  100%              1

*  Incorporated in the State of Delaware.
** These subsidiary undertakings were acquired with KRII as businesses held for resale. Their operating results have been excluded from the Group's consolidated profit and loss account.

Key
1   Provision of an indexed online business information service
2   Provision of a database system
3   Holding company
4   Preparation of publishing information
5   Provision of indexing and search technology
6   Provision of eCommerce procurement systems
7   Provision of library systems
8   Sales of reference systems
9   Development and provision of business information
10  Document delivery services

==============================
PAGE 59

NOTES TO THE FINANCIAL STATEMENTS (continued)

14 DEBTORS

                                                   Group                   Company
                                          ----------------------   ----------------------
                                                1998        1997         1998        1997
                                          (pound)000  (pound)000   (pound)000  (pound)000
-----------------------------------------------------------------------------------------
Amounts due within one year

Trade debtors                                 32,131      34,441        3,039       3,043
Other debtors                                  1,334       2,033        1,093         863
Prepayments and accrued income                 9,316       6,731        3,807       2,046
Amounts owed by subsidiary undertakings            -           -       32,795      23,187
-----------------------------------------------------------------------------------------
                                              42,781      43,205       40,734      29,139

Amounts due after one year
Other debtors                                      -         615            -           -
-----------------------------------------------------------------------------------------
                                              42,781      43,820       40,734      29,139
-----------------------------------------------------------------------------------------

Trade debtors for the Group are stated net of the allowance for doubtful trade debtor balances, which amounted to (pound)2,974,000 and (pound)1,872,000 at 31 December 1998 and 1997 respectively.

Included within 'Other debtors' are the deferred indexing costs for both the Group and Company, which are deferred and amortised on a straight line basis over two years. The deferred indexing costs for both the Group and Company amounted to (pound)541,000 and (pound)853,000 at 31 December 1998 and 1997 respectively.


15 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                          Group                  Company
                                                                ----------------------   ----------------------
                                                                      1998        1997         1998        1997
                                                                (pound)000  (pound)000   (pound)000  (pound)000
---------------------------------------------------------------------------------------------------------------
Bank overdrafts                                                          -           -          161           -
Senior Credit Facility (see note 16)                                13,158       3,039       13,158       3,039
Deferred consideration - purchase of subsidiary (see note 20)        1,437           -        1,437           -
Trade creditors                                                      8,987      14,430        2,447       1,187
Obligations under finance leases                                       222         491          210           -
Other creditors                                                      4,274       5,318        3,873       3,028
Taxation and social security                                         1,030       1,396          416         282
Corporation tax                                                        258         161            -           -
Accruals and deferred income                                        29,479      20,366        4,651       1,997
Amounts owed to subsidiary undertakings                                  -           -       29,082       7,042
---------------------------------------------------------------------------------------------------------------
                                                                    58,845      45,201       55,435      16,575
---------------------------------------------------------------------------------------------------------------

Included within 'Other creditors' for both Group and Company are subscriber service cost provisions, which amounted to (pound)542,000 and (pound)662,000 at 31 December 1998 and 1997 respectively.


Accruals and deferred income for the Group, which individually represent in excess of 5% of current liabilities, consist of the following:

                                                  1998             1997
                                            (pound)000       (pound)000
-----------------------------------------------------------------------
Information provider accruals                   10,867            7,934
Deferred revenue                                 4,495            7,035
Other accrued expenses                          14,117            5,397
-----------------------------------------------------------------------
                                                29,479           20,366
-----------------------------------------------------------------------

==============================
PAGE 60

NOTES TO THE FINANCIAL STATEMENTS (continued)

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                        Group                   Company
                                                                ----------------------   ----------------------
                                                                      1998        1997         1998        1997
                                                                (pound)000  (pound)000   (pound)000  (pound)000
---------------------------------------------------------------------------------------------------------------
$180 million 11% Senior Subordinated Notes due 2007                104,433     105,205      104,433     105,205
Senior Credit Facility                                              30,868      50,601       30,868      50,601
Accruals                                                             2,256       6,585            -           -
Other creditors                                                        776           -            -           -
Deferred consideration - purchase of subsidiary (see note 20)        1,396           -        1,396           -
Obligations under finance leases                                        12         290           12           -
---------------------------------------------------------------------------------------------------------------
                                                                   139,741     162,681      136,709     155,806
---------------------------------------------------------------------------------------------------------------

The Senior Subordinated Notes are for a term of 10 years and interest is fixed at 11% throughout the term.

The Senior Credit Facility is repayable over five years and interest is fixed every three to six months at a rate of 2.25 percentage points over US Dollar LIBOR. The Company has entered into an interest rate cap agreement that limits the exposure of 75% of the balance of the Senior Credit Facility to a maximum US Dollar LIBOR rate of 6.50%.

Repayments on the Senior Subordinated Notes and Senior Credit Facility fall due as follows:

                                       Group                   Company
                                ----------------------  ----------------------
                                    1998          1997        1998       1997
                                (pound)000  (pound)000  (pound)000 (pound)000
------------------------------------------------------------------------------
Within 1 year                       13,158       3,039      13,158      3,039
Within 1 - 2 years                  13,158      15,193      13,158     15,193
Within 2 - 5 years                  19,736      37,985      19,736     37,985
After 5 years                      108,186     109,396     108,186    109,396
------------------------------------------------------------------------------
                                   154,238     165,613     154,238    165,613

Less: Unamortised finance costs     (5,779)     (6,768)     (5,779)     (6,768)
------------------------------------------------------------------------------
                                   148,459     158,845     148,459    158,845
------------------------------------------------------------------------------

The Company's obligations with respect to the Senior Credit Facility and finance leases are secured on the assets of the Company and certain of its subsidiaries. The Senior Subordinated Notes are unsecured.

Obligations under finance leases are due as follows:

                             Group                  Company
                     ----------------------  ----------------------
                           1998        1997        1998        1997
                     (pound)000  (pound)000  (pound)000  (pound)000
-------------------------------------------------------------------
Within 1 year               222         491         210           -
Within1  - 2 years           12         278          12           -
Within 2 - 5 years            -          12           -           -
-------------------------------------------------------------------
                            234         781         222           -
-------------------------------------------------------------------

==============================
PAGE 61

NOTES TO THE FINANCIAL STATEMENTS (continued)

17 PROVISION FOR LIABILITIES AND CHARGES

                                                                   Restructuring costs
                                   -----------------------------------------------------------------------------------
Group                                                       Removal of                    Post-
                                                               Knight-    Termina-  acquisition
                                                      Data      Ridder     tion of   funding of             Relocation
                         Deferred                   centre    Informa-    property     non-core             of US head-
                         taxation   Severance  integration   tion name      leases   businesses      Legal  quarters         Total
                       (pound)000  (pound)000  (pound)000   (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996          142           -            -           -           -           -           -           -         142
On acquisition of
  subsidiary
  undertaking                  -           -            -           -           -         761           -           -         761
Transfer from/(to)
   profit and loss
   account                    (9)      1,934        4,473        1,313         917          -           -           -       8,628
Amounts paid                   -      (1,934)           -            -           -          -           -           -      (1,934)
Exchange adjustments         (14)          -            -            -           -          -           -           -         (14)
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 1997          119           -        4,473        1,313         917        761           -           -       7,583
Reclassification
  from creditors               -           -            -            -           -          -         547           -         547
Transfer from/(to)
   profit and
   loss account               (7)          -       (1,197)        (524)      1,589          -           -       1,758       1,619
Amounts paid                   -           -       (3,254)        (418)     (1,667)    (1,483)       (513)       (947)     (8,282)
Revisions to fair
   values                      -           -            -            -         378        728       2,172           -       3,278
Exchange adjustments          16           -          (22)         (10)        (10)        (6)        (13)         (3)        (48)
----------------------------------------------------------------------------------------------------------------------------------
At 31 December 1998          128           -            -          361       1,207          -       2,193         808       4,697
----------------------------------------------------------------------------------------------------------------------------------


Deferred taxation

                                                    1998                            1997
                                         -------------------------      --------------------------
                                          Potential    Provided in       Potential     Provided in
                                          liability       accounts       liability        accounts
                                         (pound)000     (pound)000      (pound)000      (pound)000
--------------------------------------------------------------------------------------------------
Intangible fixed asset related                1,530              -           2,389               -
Other timing differences                        128            128             119             119
--------------------------------------------------------------------------------------------------
                                              1,658            128           2,508             119
--------------------------------------------------------------------------------------------------

At 31 December 1998, the Group had (pound)25,300,000 of tax losses carried forward (1997: (pound)17,699,000), giving rise to an unprovided potential deferred tax asset of (pound)9,090,000 (1997: (pound)5,575,000).

Company

Deferred taxation

                                                    1998                            1997
                                         -------------------------     ---------------------------
                                          Potential    Provided in       Potential     Provided in
                                          liability       accounts       liability        accounts
                                         (pound)000     (pound)000      (pound)000      (pound)000
--------------------------------------------------------------------------------------------------
Intangible fixed asset related                1,441              -           2,283               -
Other timing differences                          -              -               -               -
--------------------------------------------------------------------------------------------------
                                              1,441              -           2,283               -
--------------------------------------------------------------------------------------------------

At 31 December 1998, the Company had (pound)15,054,000 of tax losses carried forward (1997: (pound)12,829,000), giving rise to an unprovided potential deferred tax asset of (pound)4,667,000 (1997: (pound)4,041,000).

==============================
PAGE 62

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL

                                                   1998                        1997
                                          -----------------------    ------------------------
                                             Number    (pound)000        Number    (pound)000
---------------------------------------------------------------------------------------------
Authorised:
Ordinary shares of 1p each                199,827,000       1,998     199,827,000       1,998
---------------------------------------------------------------------------------------------
Allotted, called up and fully paid:
Ordinary shares of 1p each                151,467,107       1,514     150,191,853       1,502
---------------------------------------------------------------------------------------------

During the three years ended 31 December 1998, the following movements occurred in the Ordinary shares of the Company:

                                                                                     Shares        Shares
Date                                                                                 Number     (pound)000      Notes
----------------------------------------------------------------------------------------------------------------------
31 December 1995                                                                   91,716,810          917

27 March 1996                         Acquisition of shares in Easynet Group plc      833,935            8        (i)

21 October 1996                                        Exercise of share options       47,250            1       (ii)
----------------------------------------------------------------------------------------------------------------------
31 December 1996                                                                   92,597,995          926

Between 17 January 1997
and 24 November 1997                                   Exercise of share options      674,367            7      (iii)

13 August 1997                               Acquisition of shares in Muscat Ltd    2,105,855           21       (iv)

14 November 1997                                                      UK Placing   54,500,000          545        (v)

23 December 1997          Acquisition of remaining shares in M.A.I.D Denmark A/S      313,636            3       (vi)
----------------------------------------------------------------------------------------------------------------------
31 December 1997                                                                   150,191,853        1,502

Between 8 February 1998
and 21 August 1998                                     Exercise of share options      440,837            4      (vii)

Between 11 May 1998
and 17 December 1998                   Allotment of shares under the 401(k) Plan      140,392            1     (viii)

18 November 1998                                  Acquisition of Write Works Ltd      694,025            7       (ix)
----------------------------------------------------------------------------------------------------------------------
31 December 1998                                                                  151,467,107        1,514
----------------------------------------------------------------------------------------------------------------------

(i) On 27 March 1996 the Company acquired 2,132,501 shares in Easynet Group plc ('Easynet'), one of the UK's leading Internet service providers, at a price of (pound)1.00 per ordinary share. The consideration for the acquisition of the shares in Easynet was satisfied by the issue of 833,935 new Ordinary shares of par value 1p in the Company which represents an effective price of (pound)2.56 for each new Ordinary share.

(ii)  Exercise of share options
      As a consequence of the Company's US headquarters being relocated from New York to Cary, North Carolina, certain staff were made redundant and, in accordance with the Company's share option scheme rules, exercised their share options in 1996. The options were exercised at prices of (pound)0.81 and (pound)2.48 per share for a total consideration of (pound)46,000.

(iii) Exercise of share options
      At various dates throughout 1997, in accordance with the Company's share option schemes, a number of full-time employees exercised their share options. The options were exercised at prices between (pound)0.64 and (pound)1.80 per share for a total consideration of (pound)698,000.

==============================

PAGE 63

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

(iv) On 14 August 1997, the Company announced that it had acquired 8,863 shares of the authorised and issued share capital of Muscat Ltd ('Muscat'), a leading UK information retrieval technology vendor. As a result, the Company now owns approximately 70% of the share capital in Muscat.

      The total consideration for the acquisition of the shares in Muscat was (pound)5,557,101. This was satisfied by a (pound)1,282,215 cash payment and the balance of (pound)4,274,886 by the issue on 13 August 1997 of 2,105,855 new Ordinary shares (equivalent to an issue price of (pound)2.03 per share).

(v) Under the terms of an agreement dated 1 October 1997, the Company agreed to acquire all of the share capital of KRII, an online supplier of business intelligence, for approximately (pound)261 ($434) million. The acquisition closed on 14 November 1997 and was partly financed by a placement of 54.5 million new Ordinary shares at (pound)2.20 per share.

(vi) On 23 December 1997, the Company announced that it had acquired the remaining 23% minority interest in its Danish subsidiary from Lars Thejl and Morten Nicholaisen, Directors of M.A.I.D Denmark A/S. As a result, the Company now owns 100% of M.A.I.D Denmark A/S
      (subsequently renamed Dialog Information Services A/S).

      The (pound)443,795 consideration was satisfied by the issue of 313,636 new Ordinary shares at (pound)1.415 per share.

(vii) Exercise of share options
      At various dates throughout 1998, in accordance with the Company's share option schemes, a number of eligible employees exercised their share options. The options were exercised at prices between (pound)0.49 and (pound)1.10 per share for a total consideration of (pound)457,729.

(viii) The Company operates a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). At various dates throughout 1998, the Company matched employee contributions to this Plan, partially with the allotment of new Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 140,392 Ordinary shares were issued during the year at prices between (pound)0.56 and (pound)1.84 per share for a combined market value of (pound)179,936.

(ix) On 19 November 1998, the Company announced that it had acquired 100% of the share capital of Write Works Ltd. The consideration for the acquisition was an initial payment of (pound)1 million in cash and approximately (pound)1.2 million by the issue of 694,025 Dialog shares, representing a value of (pound)1.66 per share. A further consideration of up to a maximum of (pound)2.8 million in cash and (pound)1 million in shares will be paid on the achievement of Write Works' targets over the next two years.


At 31 December 1998, options have been granted over the Company's Ordinary shares as follows:

                                  Exercisable             Earliest              Latest
                      Ordinary          price          exercisable         exercisable
Scheme                  shares        (pound)                 date                date
--------------------------------------------------------------------------------------
Executive Scheme       776,317           1.10        24 March 1997       24 March 2004
Executive Scheme        20,000           0.80        25 April 1998       25 April 2005
Executive Scheme       190,500           2.48       4 October 1998      4 October 2005
Executive Scheme        22,000           2.48     19 December 1996      4 October 1999
Executive Scheme         9,000           2.48    30 September 1997      4 October 1999
Executive Scheme         9,000           2.48      2 December 1997      4 October 1999
Executive Scheme       118,880           1.89        14 March 2000       14 March 2007
Executive Scheme        13,600           2.20     14 November 2000    14 November 2007
Executive Scheme       291,900           1.58         9 April 2001        9 April 2008
Executive Scheme        17,647           1.70     8 September 2001    8 September 2008
--------------------------------------------------------------------------------------
Total                1,468,844
--------------------------------------------------------------------------------------

==============================

PAGE 64

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

                                  Exercisable             Earliest              Latest
                      Ordinary          price          exercisable         exercisable
Scheme                  shares        (pound)                 date                date
--------------------------------------------------------------------------------------
Unapproved Scheme      128,863           1.10        24 March 1997       24 March 2001
Unapproved Scheme      117,500           2.48       4 October 1998      4 October 2002
Unapproved Scheme        9,000           2.48     30 November 1997      4 October 1999
Unapproved Scheme        4,500           2.48          7 July 1997      4 October 1999
Unapproved Scheme        9,000           2.48      10 January 1997      4 October 1999
Unapproved Scheme       20,000           2.20     30 November 1997    22 December 1999
Unapproved Scheme       21,834           2.29       2 January 1999      2 January 2003
Unapproved Scheme       15,000           1.75     28 February 1999    28 February 2003
Unapproved Scheme      105,000           2.87       16 August 1999      16 August 2003
Unapproved Scheme       15,000           2.87          7 July 1997      16 August 2000
Unapproved Scheme      468,620           1.89        14 March 2000       14 March 2004
Unapproved Scheme       25,000           1.89      2 December 1997       14 March 2001
Unapproved Scheme       10,000           1.89    30 September 1997       14 March 2001
Unapproved Scheme        7,500           2.00        26 March 2000       26 March 2004
Unapproved Scheme        1,400           2.20     14 November 2000    14 November 2004
Unapproved Scheme      412,600           1.58         9 April 2001        9 April 2005
Unapproved Scheme      150,000           1.73        30 April 2001       30 April 2005
Unapproved Scheme       30,353           1.70     8 September 2001    8 September 2005
Unapproved Scheme      820,000           1.50       8 October 2001      8 October 2005
--------------------------------------------------------------------------------------
Total                2,371,170
--------------------------------------------------------------------------------------

                                  Exercisable             Earliest              Latest
                      Ordinary          price          exercisable         exercisable
Scheme                  shares        (pound)                 date                date
--------------------------------------------------------------------------------------
Sharesave Scheme        43,124         0.88 1             May 1999     31 October 1999
Sharesave Scheme       246,424         0.49 1        December 1999         31 May 2000
Sharesave Scheme        99,183         0.64 1            June 2000    30 November 2000
Sharesave Scheme         2,464         2.24 1        December 2000         31 May 2001
Sharesave Scheme        42,928         1.80 1            June 2001    30 November 2001
Sharesave Scheme        10,307         1.74 1             May 2002     31 October 2002
Sharesave Scheme       112,143         1.37 1            July 2001    31 December 2001
Sharesave Scheme        94,276         1.37 1            July 2003    31 December 2003
--------------------------------------------------------------------------------------
Total                  650,849
--------------------------------------------------------------------------------------

At 31 December 1998, options have been granted over the Company's American Depositary Shares* as follows:

                                     American    Exercisable             Earliest                  Latest
                                   Depositary          price          exercisable             exercisable
Scheme                                 shares              $                 date                    date
---------------------------------------------------------------------------------------------------------
Employee Stock Purchase Plan           47,317           8.65        31 March 1999           31 March 1999
Employee Stock Purchase Plan            9,486          10.49      10 October 2000         10 October 2000
US Option Plan                        190,625          11.00         9 April 1999 **         9 April 2008
US Option Plan                          7,500          11.88        30 April 1999 **        30 April 2008
US Option Plan                         42,250          11.81     8 September 1999 **     8 September 2008
US Option Plan                        127,500           9.90       8 October 1999 **       8 October 2008
Individual US arrangement               6,250          10.63     12 December 1997 ***    12 December 2007
Individual US arrangement               6,711          14.90     14 November 1998        14 November 2004
Individual US arrangement               4,232          11.81     8 September 1999        8 September 2005
---------------------------------------------------------------------------------------------------------
Total                                 441,871
---------------------------------------------------------------------------------------------------------
*   One American Depositary Share is equivalent to four Ordinary shares.
**  Options become exercisable in stages. After the first year up to one quarter of the total number of options may be exercised. After every subsequent month for the next three years an additional 1/48 of the total number of options may be exercised.
*** Options become exercisable in cumulative monthly increments during the
    12 month period following the date of grant.
---------------------------------------------------------------------------------------------------------
Total options granted over Ordinary share equivalents   6,258,347
---------------------------------------------------------------------------------------------------------

==============================
PAGE 65

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

1994 EXECUTIVE SHARE OPTION SCHEME (THE 'EXECUTIVE SCHEME')

In March 1994, the Company adopted the 1994 Executive Share Option Scheme ('the Executive Scheme'). Formal approval of the Executive Scheme was given by the Inland Revenue in March 1994. Under the terms of the Executive Scheme, options to acquire Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options grantable under the Executive Scheme and the aggregate exercise price of options grantable to any individual is now limited to (pound)30,000 following the passing of the Finance Act 1996. Transactions under the Executive Scheme for the three years ended 31 December 1998 were as follows:

                                Options outstanding

                                                  Exercise        Weighted
                                     Number          price         average
                                     (000s)       (pound)          (pound)
--------------------------------------------------------------------------
At 31 December 1995                  2,037       0.80 - 2.48         1.41
Granted                                 20       2.87 - 3.41         3.13
Cancelled                              (24)             2.48         2.48
--------------------------------------------------------------------------
At 31 December 1996                  2,033       0.80 - 3.41         1.42
Granted                                176       1.89 - 2.20         1.93
Cancelled                             (311)      0.80 - 3.41         2.12
Exercised                             (424)      0.81 - 1.10         1.00
--------------------------------------------------------------------------
At 31 December 1997                  1,474       0.80 - 3.41         1.45
Granted                                334       1.58 - 1.70         1.59
Cancelled                             (139)      1.10 - 2.87         1.89
Exercised                             (200)             1.10         1.10
--------------------------------------------------------------------------
At 31 December 1998                  1,469       0.80 - 2.48         1.49
--------------------------------------------------------------------------
Exercisable at 31 December 1996        306       0.81 - 2.48         1.05
Exercisable at 31 December 1997      1,047       1.10 - 2.48         1.15
Exercisable at 31 December 1998      1,027       0.80 - 2.48         1.40
--------------------------------------------------------------------------

===============================
PAGE 66

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

1994 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME (THE 'UNAPPROVED SCHEME')

In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the 'Unapproved Scheme'). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Unapproved Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Unapproved Scheme for the three years ended 31 December 1998 were as follows:

                                Options outstanding

                                                    Exercise      Weighted
                                    Number             price       average
                                    (000s)           (pound)        (pound)
---------------------------------------------------------------------------
At 31 December 1995                    985       0.81 - 2.48          1.45
Granted                                216       1.75 - 2.87          2.73
Cancelled                             (163)      0.81 - 2.48          1.58
Exercised                              (47)      0.81 - 2.48          0.97
---------------------------------------------------------------------------
At 31 December 1996                    991       1.10 - 2.87          1.74
Granted                                741       1.89 - 2.20          1.93
Cancelled                             (150)      1.89 - 2.87          2.26
Exercised                             (242)             1.10          1.10
---------------------------------------------------------------------------
At 31 December 1997                  1,340       1.10 - 2.87          1.90
Granted                              1,436       1.50 - 1.73          1.55
Cancelled                             (209)      1.58 - 2.87          2.13
Exercised                             (196)             1.10          1.10
---------------------------------------------------------------------------
At 31 December 1998                  2,371       1.10 - 2.87          1.73
---------------------------------------------------------------------------
Exercisable at 31 December 1996        136              1.10          1.10
Exercisable at 31 December 1997        418       1.10 - 2.87          1.36
Exercisable at 31 December 1998        339       1.10 - 2.87          1.89
---------------------------------------------------------------------------

===============================
PAGE 67

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

1994 SAVINGS RELATED SHARE OPTION SCHEME (THE 'SHARESAVE SCHEME')

In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme (the 'Sharesave Scheme') which was subsequently approved by the Inland Revenue. Under the rules of the scheme, participation is offered to all UK employees, including full-time employee Directors. All options are linked to a contractual savings scheme. Participants may save between (pound)5 and (pound)250 per month over a three or five year period at the end of which they are granted a tax-free bonus. Participants may withdraw from the savings contract at any time (although their option will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and 85% (formerly 80% up until December 1995) of the market value of an Ordinary share at the date of invitation. Options under the scheme become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the Sharesave Scheme are consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Sharesave Scheme for the three years ended 31 December 1998 were as follows:

                                Options outstanding

                                                    Exercise      Weighted
                                    Number             price       average
                                    (000s)           (pound)        (pound)
---------------------------------------------------------------------------
At 31 December 1995                    790       0.49 - 2.24          0.69
Granted                                146              1.80          1.80
Cancelled                             (112)      0.64 - 2.24          1.64
---------------------------------------------------------------------------
At 31 December 1996                    824       0.49 - 2.24          0.76
Granted                                 85              1.74          1.74
Cancelled                             (272)      0.49 - 2.24          0.79
Exercised                               (8)      0.64 - 1.80          0.70
---------------------------------------------------------------------------
At 31 December 1997                    629       0.49 - 2.24          0.88
Granted                                224              1.37          1.37
Cancelled                             (157)      0.49 - 1.80          1.49
Exercised                              (45)      0.49 - 0.64          0.49
---------------------------------------------------------------------------
At 31 December 1998                    651       0.49 - 2.24          0.93
---------------------------------------------------------------------------
Exercisable at 31 December 1996          8       0.64 - 1.80          0.70
Exercisable at 31 December 1997         74       0.49 - 1.80          0.56
Exercisable at 31 December 1998          -                 -             -
---------------------------------------------------------------------------

===============================
PAGE 68

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

1997 US STOCK OPTION PLAN (THE 'US OPTION PLAN')

In November 1997, the Company adopted the 1997 US Stock Option Plan (the 'US Option Plan') which provides for the grant of both incentive and non-statutory stock options over the Company's American Depositary Shares
(ADSs). Incentive stock options granted under the US Option Plan are intended to qualify as incentive stock options within the meaning of
Section 422 of the Internal Revenue code of 1986, as amended (the 'Code'). Non-statutory stock options granted under the US Option Plan are intended not to qualify as incentive stock options under the Code. Under the terms of the US Option Plan, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any US resident employee, including employee Directors.

The exercise price of incentive stock and non-statutory stock options under the US Option Plan may not be less than the fair market value of the ADSs subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. Options granted under the US Option Plan may become exercisable ('vest') in cumulative increments as determined by the Remuneration Committee of the Board of Directors and lapse no later than the tenth anniversary of the date of grant.

The number of shares over which options may be granted under the US Option Plan is consistent with the institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the US Option Plan up to 31 December 1998 were as follows:

                                Options outstanding

                                   Number of          Exercise       Weighted
                                        ADSs             price        average
                                      (000s)                 $              $
-----------------------------------------------------------------------------
At 31 December 1996                        -                 -              -
Granted                                   63             14.90          14.90
-----------------------------------------------------------------------------
At 31 December 1997                       63             14.90          14.90
Granted                                  427      9.88 - 11.88          10.75
Cancelled                               (122)     9.88 - 14.90          12.93
-----------------------------------------------------------------------------
At 31 December 1998                      368      9.90 - 11.88          10.73
-----------------------------------------------------------------------------
Exercisable at 31 December 1996            -                 -              -
Exercisable at 31 December 1997            -                 -              -
Exercisable at 31 December 1998            -                 -              -
-----------------------------------------------------------------------------

===============================
PAGE 69

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

1998 US EMPLOYEE STOCK PURCHASE PLAN (THE 'PURCHASE PLAN')

In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the 'Purchase Plan'), which provides for the grant of rights ('Rights') to purchase ADSs in the Company. The Rights are intended to qualify as options issued under 'employee stock purchase plans' as defined in Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the 'Code'). Participation in the Purchase Plan is offered to all US resident employees, including full-time employee Directors. The initial offering began on 17 June 1998 (the 'Offering Date') and will end on 31 March 1999 (the 'Purchase Date'). Thereafter, two year offerings will begin approximately every six months following the announcement of the interim and final results. All Rights under an offering are linked to accumulated payroll deductions over the course of the offering, and participants may withdraw from the plan at any time during an offering (although their Rights will then lapse). The purchase price of the ADSs is not less than the lesser of 85% of the fair market value of the ADSs on either the Offering Date or the Purchase Date. The purchase price may include any UK stamp duty reserve tax payable with respect to the issue of the ADSs.

Under US law an individual may not purchase more than $25,000 worth of ADSs (as determined by the fair market value on the Offering Date). The number of shares over which the Rights may be granted under the Purchase Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Purchase Plan up to 31 December 1998 are as follows:

                                Options outstanding

                                     Number of          Exercise     Weighted
                                          ADSs             price      average
                                        (000s)                 $            $
-----------------------------------------------------------------------------
At 31 December 1997                          -                 -            -
Granted                                     66      8.65 - 10.49         8.91
Cancelled                                   (9)             8.65         8.65
-----------------------------------------------------------------------------
At 31 December 1998                         57      8.65 - 10.49         8.96
-----------------------------------------------------------------------------
Exercisable at 31 December 1997              -                 -            -
Exercisable at 31 December 1998              -                 -            -
-----------------------------------------------------------------------------

===============================
PAGE 70

NOTES TO THE FINANCIAL STATEMENTS (continued)

18 SHARE CAPITAL (continued)

INDIVIDUAL US ARRANGEMENTS

Options over American Depositary Shares were granted during the year at the prevailing market value to certain individuals who are non-executive Directors of The Dialog Corporation, the Company's North American subsidiary. Transactions under these individual US schemes up to 31 December 1998 were as follows:

                                Options outstanding

                                    Number of          Exercise     Weighted
                                         ADSs             price      average
                                       (000s)                 $            $
----------------------------------------------------------------------------
At 31 December 1996                         -                 -            -
Granted                                    13     10.63 - 14.90        12.84
----------------------------------------------------------------------------
At 31 December 1997                        13     10.63 - 14.90        12.84
Granted                                     4             11.81        11.81
----------------------------------------------------------------------------
At 31 December 1998                        17     10.63 - 14.90        12.59
----------------------------------------------------------------------------
Exercisable at 31 December 1996             -                 -            -
Exercisable at 31 December 1997             1             10.63        10.63
Exercisable at 31 December 1998            13     10.63 - 14.90        12.84
----------------------------------------------------------------------------


19 SHARE PREMIUM

                                                                    1998         1997        1996
                                                              (pound)000   (pound)000  (pound)000
--------------------------------------------------------------------------------------------------
Balance at 1 January                                             150,341       35,672      33,517
Premium arising on shares issued on exercise of options              632          691          45
Premium arising on shares issued on placing/flotation
  and acquisitions of fixed asset investments                      1,155      124,038       2,127
Expenses of share issue                                                -      (10,060)        (17)
--------------------------------------------------------------------------------------------------
Balance at 31 December                                           152,128      150,341      35,672
--------------------------------------------------------------------------------------------------


20 SHARES TO BE ISSUED

On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum of (pound)6,015,000 to be paid over two years (see note 11). The consideration has been satisfied through an initial payment of (pound)965,000 and (pound)1,150,000 by the issue of 694,025 new Ordinary shares.

A further consideration of up to a maximum of (pound)3,800,000 in cash and shares will be paid on the achievement of certain earnings targets over the next two years.

                                                        (pound)000
-------------------------------------------------------------------
Total future consideration                                  3,800
Cash payable within one year (see note 15)                 (1,437)
Cash payable after more than one year (see note 16)        (1,396)
-------------------------------------------------------------------
Shares to be issued                                           967
-------------------------------------------------------------------

===============================
PAGE 71

NOTES TO THE FINANCIAL STATEMENTS (continued)

21 PROFIT AND LOSS ACCOUNT

Group                                                           1998            1997         1996
                                                          (pound)000      (pound)000   (pound)000
--------------------------------------------------------------------------------------------------
Balance at 1 January                                        (243,524)        (10,561)      (2,775)
Profit/(loss) for the financial year                           4,439         (20,744)      (7,226)
Effect of exchange rate movements on net investment
in foreign subsidiaries net of associated borrowings          (1,586)         (2,015)        (477)
Goodwill written off                                         (11,022)       (209,120)         (83)
Effect of exchange rate movements on goodwill written off      2,266          (1,084)           -
--------------------------------------------------------------------------------------------------
Balance at 31 December                                      (249,427)       (243,524)     (10,561)
--------------------------------------------------------------------------------------------------

Cumulative goodwill written off at 31 December 1998 amounted to (pound)219,361,000, comprising balances denominated in US Dollars of $355,429,000 and balances denominated in Pounds Sterling of (pound)5,737,000 (1997: (pound)210,605,000, comprising balances denominated in US Dollars of $337,091,000 and balances denominated in Pounds Sterling of (pound)5,737,000; 1996: (pound)401,000 all denominated in Pounds Sterling).

Company                                                         1998            1997         1996
                                                          (pound)000      (pound)000   (pound)000
--------------------------------------------------------------------------------------------------
Balance at 1 January                                          (6,400)        (10,520)      (3,323)
(Loss)/profit for the financial year                          (9,016)          4,120       (7,197)
Effect of exchange rate movements on net debt                  1,752               -            -
--------------------------------------------------------------------------------------------------
Balance at 31 December                                       (13,664)         (6,400)     (10,520)
--------------------------------------------------------------------------------------------------


22 RECONCILIATION OF MOVEMENT IN ORDINARY SHAREHOLDERS' FUNDS

Group                                                                1998            1997         1996
                                                               (pound)000      (pound)000   (pound)000
-------------------------------------------------------------------------------------------------------
Profit/(loss) for the financial year                                4,439         (20,744)      (7,226)
Other recognised gains and losses relating to the year (net)          680          (3,099)        (477)
New share capital subscribed for cash                                 637         120,586           46
New share capital subscribed on acquisition of subsidiaries
  and other fixed asset investments                                 1,162           4,719        2,135
Expenses of share issue                                                 -         (10,060)         (17)
Shares to be issued                                                   967               -            -
Goodwill written off                                              (11,022)       (209,120)         (83)
-------------------------------------------------------------------------------------------------------
Net movement in Ordinary shareholders' funds                       (3,137)       (117,718)      (5,622)
-------------------------------------------------------------------------------------------------------
Ordinary shareholders' funds at 1 January                         (91,681)         26,037       31,659
-------------------------------------------------------------------------------------------------------
Ordinary shareholders' funds at 31 December                       (94,818)        (91,681)      26,037
-------------------------------------------------------------------------------------------------------

During the year ended 31 December 1998, the Company made certain revisions to the fair value of assets and liabilities consolidated upon the acquisition of KRII. These revisions consisted primarily of the following:

                                                                           (pound)000
-------------------------------------------------------------------------------------
Decrease in estimated sales proceeds of assets held for resale                (6,392)
Write-off of capitalised product development costs                            (2,042)
Release of provision for guaranteed funding commitments                        3,133
Provision for litigation                                                      (2,172)
Additional funding of non-core business through to date of disposal             (728)
Provision for onerous contracts                                                 (902)
Write-off of obsolete fixed asset                                               (481)
Adjustment to deferred consideration                                            (382)
Other                                                                         (1,056)
-------------------------------------------------------------------------------------
                                                                             (11,022)
-------------------------------------------------------------------------------------

===============================
PAGE 72

NOTES TO THE FINANCIAL STATEMENTS (continued)

22 RECONCILIATION OF MOVEMENT IN ORDINARY SHAREHOLDERS' FUNDS (continued)

Company                                                             1998            1997         1996
                                                              (pound)000      (pound)000   (pound)000
------------------------------------------------------------------------------------------------------
(Loss)/profit for the financial year                              (9,016)          4,120       (7,197)
New share capital subscribed for cash                                637         120,586           46
New share capital subscribed on acquisition of subsidiaries
  and other fixed asset investments                                1,162           4,719        2,135
Expenses of share issue                                                -         (10,060)         (17)
Effect of exchange rate movements on net debt                      1,752               -            -
Shares to be issued                                                  967               -            -
------------------------------------------------------------------------------------------------------
Net movement in Ordinary shareholders' funds                      (4,498)         119,365      (5,033)
------------------------------------------------------------------------------------------------------
Shareholders' funds at 1 January                                 145,443           26,078      31,111
------------------------------------------------------------------------------------------------------
Shareholders' funds at 31 December                               140,945          145,443      26,078
------------------------------------------------------------------------------------------------------


23 MINORITY EQUITY INTERESTS
                                                      1998         1997
                                                (pound)000   (pound)000
------------------------------------------------------------------------
Balance at 1 January                                   726           43
Profit/(loss) attributed to the minorities             356          (11)
Exchange adjustments                                    (5)         (32)
Arising from acquisitions during the year                -          726
------------------------------------------------------------------------
Balance at 31 December                               1,077          726
------------------------------------------------------------------------

===============================
PAGE 73

NOTES TO THE FINANCIAL STATEMENTS (continued)

24 COMMITMENTS UNDER OPERATING LEASES AND FINANCE LEASES

As at 31 December 1998, the Group had annual commitments under non-cancellable operating leases as set out below:

                                           1998                   1997
                                  ---------------------  ---------------------
                                    Land and               Land and
                                   buildings      Other   buildings      Other
                                  (pound)000 (pound)000  (pound)000 (pound)000
------------------------------------------------------------------------------
Operating leases which expire:
Within 1 year                          1,138        220         360        22
In 2 - 5 years                         1,548         15       3,778        22
After 5 years                          1,694          -       1,640         -
------------------------------------------------------------------------------
                                       4,380        235       5,778        44
------------------------------------------------------------------------------

The Group leases offices and operating facilities and certain equipment under a variety of operating and finance leases that expire at various dates through to 2008. Future minimum lease payments under operating and finance leases with initial or remaining non-cancellable terms of one or more years are as follows as at 31 December 1998:

                                       Operating           Finance
                                          leases            leases
Year ending 31 December               (pound)000        (pound)000
-------------------------------------------------------------------
1999                                       4,615               230
2000                                       4,808                12
2001                                       4,767                 -
2002                                       4,094                 -
2003                                       3,976                 -
2004 - 2008                                6,932                 -
-------------------------------------------------------------------
Total minimum lease payments              29,192               242
Less: amount representing interest             -                (8)
-------------------------------------------------------------------
Net minimum lease payments                29,192               234
-------------------------------------------------------------------

Rent expense under operating leases was (pound)5,160,000 (see note 4), (pound)1,246,000, (pound)1,048,000 for the years ended 31 December 1998, 1997 and 1996 respectively.


25 RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW/(OUTFLOW)
   FROM OPERATING ACTIVITIES

                                                                  1998        1997        1996
                                                            (pound)000  (pound)000  (pound)000
-----------------------------------------------------------------------------------------------
Operating profit/(loss)                                         23,026     (22,307)     (7,872)
Less: Restructuring costs (see note 5)                           2,583      18,550           -
-----------------------------------------------------------------------------------------------
Operating profit/(loss) before restructuring costs              25,609      (3,757)     (7,872)
Depreciation charges                                             7,962       2,877       1,807
Amortisation of development costs                                7,699       3,558       2,170
Amortisation of goodwill                                            61           -           -
Loss/(profit) on sale of tangible fixed assets                      17         (15)         (2)
Decrease/(increase) in stocks                                       11           1          (8)
Increase in debtors                                             (1,077)     (1,651)     (3,580)
(Decrease)/increase in creditors                                   (13)      4,156       1,618
Exchange variances                                                 786         (60)         26
Cash costs of restructuring                                     (6,904)     (1,934)          -
-----------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities             34,151       3,175      (5,841)
-----------------------------------------------------------------------------------------------

===============================
PAGE 74

NOTES TO THE FINANCIAL STATEMENTS (continued)

26 MANAGEMENT OF LIQUID RESOURCES

                                                                  1998        1997        1996
                                                            (pound)000  (pound)000  (pound)000
-----------------------------------------------------------------------------------------------
Net withdrawals from/(payments into) short-term deposits
  over three months not repayable on demand                        620       6,000      (4,500)
Net (payments into)/withdrawals from short-term deposits
  under three months not repayable on demand                         -        (620)     20,146
-----------------------------------------------------------------------------------------------
Net cash inflow from management of liquid resources                620       5,380      15,646
-----------------------------------------------------------------------------------------------

Movements in all short-term deposits not repayable on demand are reported under the heading of management of liquid resources.


27 ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                           Cash and      Debt due     Debt due
                                                   Bank        bank    within one    after one     Finance
                                       Cash    deposits    deposits          year         year       lease       Total
                                 (pound)000  (pound)000  (pound)000    (pound)000   (pound)000  (pound)000  (pound)000
-----------------------------------------------------------------------------------------------------------------------
At 1 January 1996                       607      21,426      22,033             -            -      (2,698)     19,335
Cash flows                            1,566     (15,646)    (14,080)            -            -       1,012     (13,068)
Exchange movements                     (135)        220          85             -            -           -          85
Other non-cash changes                    -           -           -             -            -        (464)       (464)
-----------------------------------------------------------------------------------------------------------------------
At 1 January 1997                     2,038       6,000       8,038             -            -      (2,150)      5,888
Cash flows                           10,832      (5,380)      5,452        (2,831)    (151,241)      1,491    (147,129)
Exchange movements                      232           -         232           (89)      (4,565)          -      (4,422)
Other non-cash changes                    -           -           -          (119)            -       (122)       (241)
-----------------------------------------------------------------------------------------------------------------------
At 1 January 1998                    13,102         620      13,722        (3,039)    (155,806)       (781)   (145,904)
Cash flows                           (8,551)       (620)     (9,171)        2,770        6,812         547         958
Exchange movements                      (57)          -         (57)           81        1,671           -       1,695
Other non-cash changes                    -           -           -           (44)        (902)          -        (946)
Other movements                           -           -           -       (14,446)      14,446           -           -
-----------------------------------------------------------------------------------------------------------------------
At 31 December 1998                   4,494           -       4,494       (14,678)    (133,779)       (234)   (144,197)
-----------------------------------------------------------------------------------------------------------------------

Bank deposits have a maturity period of more than 24 hours but are repayable on demand subject, in some instances, to the payment of certain expenses.


28 CAPITAL COMMITMENTS

Capital commitments as at 31 December 1998 were as follows:

                                                 1998            1997
                                           (pound)000      (pound)000
---------------------------------------------------------------------
Authorised and contracted for                     139               -
---------------------------------------------------------------------
Authorised but not contracted for                 344               -
---------------------------------------------------------------------

===============================
PAGE 75

NOTES TO THE FINANCIAL STATEMENTS (continued)

29 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES (GAAP)

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

TURNOVER

It is the Company's policy to recognise online subscriptions in full when contractually due and invoiced and to provide in full for the cost of related service obligations. Under US GAAP, online subscription revenues are recognised rateably over the subscription term which is usually 12 months. No adjustment is required under US GAAP for the 'modular pricing' subscriptions since these subscriptions are recognised rateably over the subscription term.

INTANGIBLE FIXED ASSETS

It is the Company's policy to capitalise costs associated with the development of the host computer system and product development and amortise over a period of five and three years, respectively. Under US GAAP, costs associated with the host computer are expensed as incurred, as are product development costs incurred to establish technological feasibility. Statement of Financial Accounting Standards No. 86 requires that product development costs incurred subsequent to establishing technological feasibility up until the product's general release are capitalised; however in the Company's case the period between the establishment of technical feasibility, as evidenced by a product design and the completion and testing of a working model, and the product's release is short and the associated costs insignificant. Consequently, under US GAAP, no product development costs have been capitalised. Product development costs capitalised under UK GAAP include interest (note 6) which would not be capitalisable under US GAAP. These amounts are included in this adjustment.

INDEXING COSTS

The Company's policy is to defer database indexing costs and amortise these costs on a straight line basis over two years. Under US GAAP, database indexing costs are expensed as incurred.

DEFERRED TAXATION

Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established to reduce deferred tax assets to the amount which 'more likely than not' will be realised in future tax returns. Deferred tax amounts also arise as a result of the other US GAAP adjustments.

===============================
PAGE 76

NOTES TO THE FINANCIAL STATEMENTS (continued)

29 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES (GAAP) (continued)

The UK deferred tax liability can be reconciled as follows to the US GAAP net deferred tax asset:

                                                             1998                            1997
                                                       (pound)000    (pound)000        (pound)000    (pound)000
----------------------------------------------------------------------------------------------------------------
UK liability                                                               (128)                           (119)
Liabilities not provided for under UK GAAP                               (1,530)                         (2,389)
----------------------------------------------------------------------------------------------------------------
Full potential deferred tax liability under UK GAAP                      (1,658)                         (2,508)

Unprovided deferred tax asset on tax losses                 9,090                           5,575

Tax effects of US GAAP adjustments:
Acquisition accounting                                     17,745                           4,041
Revenue recognition                                         1,045                           1,272
System and product development costs                        8,804                           6,812
Deferred indexing costs                                       168                             269
Investment in available-for-sale securities                     -                             215
----------------------------------------------------------------------------------------------------------------
Gross deferred tax asset in accordance with US GAAP                      36,852                           18,184
----------------------------------------------------------------------------------------------------------------
Total net deferred tax asset under US GAAP                               35,194                           15,676
Deferred tax asset valuation allowance                                  (35,194)                         (15,676)
----------------------------------------------------------------------------------------------------------------
Net deferred tax asset in accordance with US GAAP                             -                                -
----------------------------------------------------------------------------------------------------------------

Management believes that the available objective evidence creates sufficient uncertainty regarding realisability of these items so that a full valuation allowance has been recorded.

The US GAAP basis tax provision is comprised as follows:

                                  1998        1997         1996
                            (pound)000  (pound)000   (pound)000
---------------------------------------------------------------
Current:
UK corporation tax                   -           -           -
Non-UK tax                         776         332          102
---------------------------------------------------------------
                                   776         332          102
---------------------------------------------------------------

The US GAAP tax provision is reconciled to the benefit derived by applying the UK statutory rate to the US GAAP loss before tax as follows:

                                                 1998        1997        1996
                                           (pound)000  (pound)000  (pound)000
------------------------------------------------------------------------------
US GAAP amounts at UK statutory
rate of 31% (1997: 31.5%, 1996: 33%)          (10,223)     (7,877)     (3,544)
Disallowed expenditure                          1,306         304          81
Revision of prior year losses                       -           -        (609)
Differential tax rates                         (3,277)          -           -
Change in valuation allowance                  12,897       8,006       4,288
Other                                              73        (101)       (114)
------------------------------------------------------------------------------
US GAAP tax provision                             776         332         102
------------------------------------------------------------------------------

===========================
PAGE 77

NOTES TO THE FINANCIAL STATEMENTS (continued)

29 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES (GAAP) (continued)

ACQUISITION ACCOUNTING

Under UK GAAP, the Company has written off purchased goodwill, defined as the excess of the acquisition price over the fair value of the net assets acquired, against reserves for all acquisitions made prior to 31 December 1997. For US GAAP purposes, the acquisition price is allocated to all tangible and intangible assets acquired based on their fair value, including in-process research and development. Amounts allocated to in-process research and development are then immediately expensed.

Goodwill and other acquisition-related intangible assets are recognised on the balance sheet and amortised by charges against income over its estimated useful life, not to exceed 40 years.

Under UK GAAP, for all acquistions made since 1 January 1998, goodwill is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 to 20 years.

The Group has accounted for its acquisition of KRII in accordance with FRS7, 'Fair values in acquisition accounting'. This standard sets out rules for accounting for acquisitions in consolidated financial statements and states that the fair value balance sheet of an acquired company cannot include provisions for integration and reorganisation costs set up by the acquiring company. Under US GAAP, certain integration and reorganisation costs may be considered liabilities assumed and included in the allocation of the acquisition cost.

EMPLOYEE COSTS

During 1993, certain share allocations were made to certain of the Company's employees at par value which were below deemed market value. Under UK GAAP these share issues were recorded at their par value, whereas under US GAAP the difference between the par value and the deemed market value is considered to be employee compensation and expensed in total in the year.

In addition, prior to December 1995, options were granted under the Company's Sharesave Scheme at a 20% discount (15% with effect from December 1995 onwards) from the fair market value of the stock at the date of grant. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is considered to be employee compensation and is expensed over the five year savings period of the scheme.

Under US GAAP, the Company applies Accounting Principle Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations in accounting for its schemes. Had compensation expense for the Company's share option schemes been determined based upon the fair value at the grant date for awards under these schemes consistent with the methodology prescribed under SFAS No. 123 'Accounting for Stock-Based Compensation', the Company's US GAAP net loss and loss per share would have been increased in 1998 by (pound)995,000 and 0.7p per share (1997: (pound)369,000 and 0.2p per share; 1996: (pound)622,000 and 1.0p per share).

The fair value of the options granted during 1998 has been estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% (1997 and 1996: 0%), volatility of 63% (1997: 59%; 1996: 72%), risk-free investment rate of 5.5% (1997: 6.5%; 1996: 6.2%), assumed forfeiture rate of 0% (1997 and 1996: 0%) and an expected life of six years (1997 and 1996: six years). The average value of the options granted during 1998 is estimated as being 113 pence (1997: 119 pence; 1996:
170 pence) for each Ordinary share.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Under UK GAAP, fixed asset investments are held at cost unless there is a permanent diminution in value whereupon provision is made for such diminution through the profit and loss account. Under US GAAP, debt and equity investments that meet the definition of 'available-for-sale securities', as defined by Statement of Financial Accounting Standards No. 115 ("SFAS 115"), are held at their market value; unrealised holding gains and losses are excluded from earnings and reported as a net amount as a component of shareholders' equity until realised.

===========================
PAGE 78

NOTES TO THE FINANCIAL STATEMENTS (continued)

29 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES (GAAP) (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for trading activities, returns in investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing activities.

Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included under operating activities under US GAAP.

Under US GAAP, cash and cash equivalents do not include overdrafts, but do include investments repayable within three months of maturity when acquired.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

                                                                     Year ended 31 December
                                                            -----------------------------------
                                                                  1998        1997        1996
                                                            (pound)000  (pound)000  (pound)000
-----------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities              5,240        (122)     (8,413)
Net cash used in investing activities                           (4,120)   (256,054)     (3,586)
Net cash (used in)/provided by financing activities             (9,671)    263,128      (2,081)
-----------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents            (8,551)      6,952     (14,080)
Cash and cash equivalents at beginning of period                13,722       6,538      20,533
Effect of foreign exchange rate changes                           (677)        232          85
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                       4,494      13,722       6,538
-----------------------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Group's financial instruments at 31 December 1998 and 1997 are as follows:

                                                   Carrying        Fair    Carrying        Fair
                                                     amount       value      amount       value
                                                       1998        1998        1997        1997
                                                 (pound)000  (pound)000  (pound)000  (pound)000
------------------------------------------------------------------------------------------------
Publicly quoted fixed asset investments                   -           -       5,043       4,362
Cash and bank deposits                                4,494       4,494      13,722      13,722
Senior Credit Facility                              (46,052)    (46,052)    (56,217)    (56,217)
Senior Subordinated Notes                          (108,186)   (104,399)   (109,396)   (113,498)
Obligations under finance leases                       (234)       (234)       (781)       (781)
Interest rate cap agreement                             148          34         185         147

The amounts in the table are stated gross of unamortised finance costs.

The carrying amounts of publicly quoted fixed asset investments and Senior Subordinated Notes were based on the quoted market prices for these instruments.

The carrying amount of cash and bank deposits is a reasonable estimate of fair value.

The Senior Credit Facility bears interest on a floating rate basis based on the current value of US Dollar LIBOR. Therefore the fair value of this instrument is considered to approximate its carrying amount.

In the opinion of the Directors, the market value of the finance lease obligations approximates the carrying amount, having regard to the interest rates available to the Group for similar borrowings at the balance sheet date.

The fair value of the interest rate cap agreement has been estimated upon the available market price for a similar instrument at 31 December 1998 and 1997.

===========================
PAGE 79

NOTES TO THE FINANCIAL STATEMENTS (continued)

29 SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
   PRINCIPLES (GAAP) (continued)

EXCEPTIONAL ITEMS

Under UK GAAP, certain exceptional items are shown separately on the face of the profit and loss account after operating profit and before interest. Under US GAAP, exceptional items should be included as a normal operating item so that operating profit/(loss) includes these costs. The adjustments to operating (loss)/profit under US GAAP can be reconciled as follows:

                                                                    Year ended 31 December
                                                        ------------------------------------------
                                                              1998           1997           1996
                                                        (pound)000     (pound)000     (pound)000
--------------------------------------------------------------------------------------------------
Operating profit/(loss) in accordance with UK GAAP          20,726        (22,307)        (7,872)
Reclassification of exceptional item                         2,069          4,035              -
--------------------------------------------------------------------------------------------------
Operating profit/(loss) in accordance with US GAAP          22,795        (18,272)        (7,872)
--------------------------------------------------------------------------------------------------

The adjustments to net loss and shareholders' equity under US GAAP can be reconciled as follows:

                                                                    Year ended 31 December
                                                        ---------------------------------------------
Adjustments to net loss                                       1998             1997             1996
                                                        (pound)000       (pound)000       (pound)000
-----------------------------------------------------------------------------------------------------
Retained profit/(deficit) in accordance with UK GAAP         4,439          (20,744)          (7,226)

US GAAP adjustments:
Acquisition accounting                                     (36,037)         (14,606)               -
Fair value adjustments                                           -            3,029                -
System and product development costs:
  - capitalised during the year                            (11,762)          (3,964)          (4,315)
  - amortisation                                             8,308           11,548            2,170
Revenue recognition                                            667             (405)            (956)
Deferred indexing costs                                        312             (151)            (583)
Employee costs                                                 (28)             (23)             (20)
Income taxes                                                    (7)              (9)              62
-----------------------------------------------------------------------------------------------------
Net loss in accordance with US GAAP                        (34,108)         (25,325)         (10,868)
-----------------------------------------------------------------------------------------------------
Net loss per share in accordance with US GAAP (pence)       (22.65)          (25.06)          (11.77)
-----------------------------------------------------------------------------------------------------


Adjustments to shareholders' equity                           1998             1997             1996
                                                        (pound)000       (pound)000       (pound)000
-----------------------------------------------------------------------------------------------------
Ordinary shareholders' funds in accordance with UK GAAP    (94,818)         (91,681)          26,037

US GAAP adjustments:
Acquisition accounting                                     194,242          221,540                -
Capitalised system and product development costs
  net of amortisation                                      (23,154)         (21,624)          (8,311)
Revenue recognition                                         (3,370)          (4,037)          (3,632)
Deferred indexing costs                                       (541)            (853)            (702)
Investment in available-for-sale securities                      -             (681)            (930)
Income taxes                                                   120              119              142
-----------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP             72,479          102,783           12,604
-----------------------------------------------------------------------------------------------------

===========================
PAGE 80

NOTES TO THE FINANCIAL STATEMENTS (continued)

30 SUBSEQUENT EVENTS

On 2 February 1999, the Group announced the disposal of its assets held for resale, the CARL Corporation and The UnCover Company, to Ward Shaw, the senior member of the management team of both companies, for a consideration of $2,250,000 ((pound)1,352,000). Of the consideration, $1 million is being satisfied in cash, with the balance payable through a loan note, repayable by January 2001. Costs associated with the disposal are estimated to be $600,000 ((pound)360,000). The businesses have been carried in the 31 December 1998 balance sheet at their net estimated proceeds of $1,650,000 ((pound)992,000). The difference between the net estimated proceeds at 31 December 1998 and 1997 of (pound)6,392,000 has been treated as an adjustment to fair value and written off directly to reserves.

On 17 May 1999, the Company announced that it had secured an additional facility from The Chase Manhattan Bank ('Chase') of $25 million. The facility is repayable in October 2002 and carries interest at a rate of
3.25 percentage points over US Dollar LIBOR through to 1 October 1999 and
4.25 percentage points over US Dollar LIBOR thereafter. In connection with this incremental financing, the Company has agreed to issue Chase with warrants to purchase an initial 1.5 million new Ordinary shares (representing approximately 1% of the current issued share capital of the Company) exercisable between 17 May 1999 and 11 October 2002, together with additional warrants to purchase up to a maximum of a further 1.5 million new Ordinary shares between 1 August and 1 November 1999 if the term facility is still outstanding on those dates, such warrants to be exercisable up to 14 May 2004. The warrants are exercisable at a price of
120.5 pence per Dialog Ordinary share (the closing mid-market price on 13 May 1999).


31 CONTINGENT LIABILITIES

In October 1997, immediately prior to the Company's acquisition of KRII, KRII was sued in a class action for copyright violation. The case is currently proceeding in a United States federal court. At issue is the article delivery service operated by one of KRII's subsidiaries. The subsidiary would, upon permission from publishers, provide copies of single articles from magazines and journals. The plaintiffs, who are authors, contend that the publishers did not have the authority to grant permission to the Company's subsidiary for such copying. The trial court has agreed with the plaintiffs' interpretation of the Copyright Act that the law does not grant publishers the authority to permit copying of single articles absent other agreements with an author. This interpretation of the Copyright Act is currently being reviewed by the United States Court of Appeals for the Ninth Circuit. Further proceedings in the trial court have been stayed while the appeal is pending. The Directors are confident that the appeal will reverse the earlier decision of the trial court in favour of the plaintiffs. Nevertheless, in the opinion of the Directors, adequate provision has been made to cover the costs and damages that could accrue to the Company in the eventuality of an adverse outcome.

The Company and its subsidiaries are also parties to legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Group's consolidated financial position.

===========================
PAGE 81

ACCOUNTING GLOSSARY

Terms used in Annual Report            US equivalent or brief description
---------------------------            ----------------------------------
Administration expenses                General and administration expenses

Allotted                               Issued

Called up share capital                Ordinary shares, issued and fully paid

Capital allowances                     Tax term equivalent to US tax
                                       depreciation allowances

Cash at bank and in hand               Cash

Class of business                      Industry segment

Creditors                              Accounts payable

Creditors: Amounts falling due
           after more than one year    Long-term liabilities

Creditors: Amounts falling due
           within one year             Current liabilities

Debtors                                Accounts receivable

(Deficit)/retained profit              Net (loss)/income

Distribution costs                     Selling and marketing expenses

Destination (of revenue)               The geographical area to which goods
                                       or services are supplied

Finance lease                          Capital lease

Interest payable and other
similar charges                        Interest expense

Interest receivable                    Interest income

Operating (loss)/profit                (Loss)/income from operations

Profit                                 Income

Profit and loss account                Income statement

Profit and loss reserve (under
"capital and reserves")                Retained earnings

Share capital                          Ordinary shares, capital stock or
                                       common stock issued and fully paid

Share premium account                  Additional paid-in capital or
                                       paid-in surplus (not distributable)

Shares in issue                        Shares outstanding

Source (of revenue)                    The geographical area from which
                                       goods or services are supplied to
                                       a third party or another
                                       geographical area

Stocks                                 Inventories

Tangible fixed assets                  Property and equipment

Taxation on (loss)/profit on
ordinary activities                    (Provision)/benefit for income taxes

Turnover                               Revenues

===========================
PAGE 82

FINANCIAL DIARY FOR 1999

18 March        Results for the year 1998 announced

28 May          First quarter trading statement issued

7 June          Annual Report posted to shareholders

1 July Annual General Meeting at The City Conference Centre, The Institute of Marine Engineers' Memorial Building, 76 Mark Lane, London EC3R 7JN

Mid-August      Results for the first six months of 1999 announced

Mid-November    Third quarter trading statement issued

===========================
PAGE 83

FIVE YEAR FINANCIAL SUMMARY

                             Total                   Total       Total                   Total
                        continuing    Restruc-  continuing  continuing    Restruc-  continuing
                          business      turing    business    business      turing    business
                            before   costs and       after      before   costs and       after
                          restruc-   other ex-    restruc-    restruc-   other ex-    restruc-
                            turing   ceptional      turing      turing   ceptional      turing
                             costs       items       costs       costs       items       costs
                        ----------------------------------  ----------------------------------
                                       1998                                1997                     1996        1995        1994
                        ----------------------------------  ----------------------------------
                        (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000  (pound)000
----------------------------------------------------------------------------------------------------------------------------------
TURNOVER                  170,762           -     170,762      46,082           -      46,082      21,443      13,642       8,887
Cost of sales             (71,618)          -     (71,618)    (17,166)          -     (17,166)     (7,237)     (5,231)     (3,628)
----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT               99,144           -      99,144      28,916           -      28,916      14,206       8,411       5,259

Distribution
  costs                   (21,605)         45     (21,560)    (15,700)     (1,313)    (17,013)     (9,933)     (6,063)     (1,443)
Administrative
  expenses                (44,170)     (2,628)    (46,798)    (13,415)     (9,247)    (22,662)     (9,975)     (5,742)     (2,673)
Amortisation of
 development
 costs                     (7,760)          -      (7,760)     (3,558)     (7,990)    (11,548)     (2,170)       (744)       (133)
Amounts written
  off investments               -      (2,300)     (2,300)          -           -           -           -           -           -
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)    25,609      (4,883)     20,726      (3,757)    (18,550)    (22,307)     (7,872)     (4,138)      1,010

Gain on sale of fixed
  asset investment              -       2,069       2,069           -       4,035       4,035           -           -           -

Interest receivable           205           -         205         338           -         338       1,027         388         425
Interest payable and
   similar charges        (17,436)          -     (17,436)     (2,498)          -      (2,498)       (189)       (295)       (150)
----------------------------------------------------------------------------------------------------------------------------------
PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
BEFORE TAXATION             8,378      (2,814)      5,564      (5,917)    (14,515)    (20,432)     (7,034)     (4,045)      1,285

Taxation on profit/
  (loss) on ordinary
  activities                 (769)          -        (769)       (323)          -        (323)       (164)        416        (406)
----------------------------------------------------------------------------------------------------------------------------------
PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
AFTER TAXATION              7,609      (2,814)      4,795      (6,240)    (14,515)    (20,755)     (7,198)     (3,629)        879

Minority equity
  interests                  (356)          -        (356)         11           -          11         (28)         (5)          3
----------------------------------------------------------------------------------------------------------------------------------
RETAINED PROFIT/(DEFICIT)   7,253      (2,814)      4,439      (6,229)    (14,515)    (20,744)     (7,266)     (3,634)        882
----------------------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per
  share (pence)               4.8                     2.9        (6.2)                  (20.5)       (7.8)       (4.4)        1.1
----------------------------------------------------------------------------------------------------------------------------------

===========================
PAGES 84-86:

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at The City Conference Centre, The Institute of Marine Engineers' Memorial Building, 76 Mark Lane, London EC3R 7JN, on 1 July 1999 at 10 a.m. for the following purposes:

ORDINARY BUSINESS

1 To receive the Accounts for the year ended 31 December 1998, together with the reports of the Directors and Auditors thereon.

2 To re-elect David Mattey as a Director (Mr Mattey being due to retire in accordance with the Company's Articles of Association).

3 To re-elect Stephen Maller as a Director (Mr Maller being due to retire in accordance with the Company's Articles of Association).

4 To re-elect Daniel Wagner as a Director (Mr Wagner being due to retire in accordance with the Company's Articles of Association).

5 To elect Patrick Sommers who was appointed on 8 October 1998 as a Director of the Company and is now proposed for election as a Director in accordance with the Company's Articles of Association.

6 To elect Richard Swank who was appointed on 15 March 1999 as a Director of the Company and is now proposed for election as a Director in accordance with the Company's Articles of Association.

To consider and, if thought fit, to pass the following resolutions of which numbers 7, 8 and 10 will be proposed as Ordinary Resolutions and number 9 will be proposed as a Special Resolution:

SPECIAL BUSINESS

7 That PricewaterhouseCoopers be reappointed as auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of Price Waterhouse), to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

8 That the Directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the 'Act') to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of (pound)482,556, such authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2000, or, if earlier, on 31 August 2000, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and this authority shall be in substitution for and shall replace any existing authority pursuant to the said Section 80 to the extent not utilised at the date this Resolution is passed.

9 That subject to the passing of Resolution 8 set out in the Notice of Annual General Meeting of the Company dated 28 May 1999, the Directors be and they are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company pursuant to the authority conferred by Resolution 8 as if Section 89(1) of the Act did not apply to any such allotment; provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue or other pre-emptive offer in favour of holders of Ordinary shares of 1 penny each in the capital of the Company ('Ordinary shares') where the equity securities offered are proportionate (as nearly as practicable) to the respective number of Ordinary shares held by such holders on the record date for such allotment but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements, record dates, or legal or practical problems arising under or as a result of the laws of any territory or requirements of any regulatory body or any stock exchange in any territory or the issue and/or transfer and/or holding of any securities in uncertificated form; and/or

(b)  pursuant to the acceptance of any scrip dividend offer; and/or

(c) pursuant to the terms of any share option scheme or plan or any plan or option scheme in respect of American Depositary Shares for employees and directors approved by the Company in general meeting; and/or

(d) (otherwise than pursuant to (a) or (b) or (c) above) having in the case of relevant shares (as defined for the purposes of Section 89 of the Act), a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares, having a nominal amount not exceeding in aggregate (pound)75,733.

     This power shall expire on the date of the Annual General Meeting of the Company to be held in 2000 or, if earlier, on 31 August 2000, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

10 That the rules of the 1994 Executive Share Option Scheme and the 1994 Unapproved Executive Share Option Scheme, copies of which are produced at the Meeting and initialled by the Chairman for the purpose of identification, be and are hereby amended by the deletion of the definition of 'Announcement Date' in Clause 1 and substituted by the following definition:

     'Announcement Date' - 'any date on which the annual, half yearly or quarterly results of the Group are announced'.


By order of the Board
(signed) J Ball

Registered Office:
Company Secretary                         The Communications Building
28 May 1999                               48 Leicester Square
                                          London WC2H 7DB


NOTES

1 Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company hereby specifies that a person must be the registered holder of Ordinary shares of the Company at 10 a.m. on 29 June 1999 in order to be entitled to attend and vote at the meeting or adjourned meeting in respect of those shares. Changes to entries on the register of members after 10 a.m. on 29 June 1999 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2 A member entitled to attend and vote may appoint a proxy or proxies, who need not be a member of the Company, to attend (and on a poll to vote) instead of him or her.

3 A proxy form accompanies this notice which, in order to be valid, must be deposited together with any authority under which it is executed (or a copy of the authority notarially certified or in some other way approved by the Board) with Computershare Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG not later than 48 hours before the time appointed for the meeting. Completion of a form of proxy will not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

4 In accordance with the Companies Act 1985 and with the requirements of the London Stock Exchange, copies of the following documents will be available for inspection at the Company's Registered Office during normal business hours from the date of this notice until the date of the Annual General Meeting and will also be available at the place of the meeting for inspection for at least 15 minutes prior to and during the meeting:

    (i) The Register of Directors' Interests in the share capital and debentures of the Company; and

    (ii) Copies of service agreements under which Directors of the Company are employed and terms of engagement for non-executive Directors; and

    (iii) Copies of the Rules of the 1994 Save As You Earn Share Option Scheme, the 1994 Executive Share Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1997 US Stock Option Plan and the 1998 Employee Stock Purchase Plan.

5 Brief biographical details of all the Directors, including those who present themselves for election or re-election, are set out on pages 25
    - 27.

6 Following the merger of Price Waterhouse and Coopers & Lybrand from 1 July 1998, Price Waterhouse resigned as auditors in favour of the new firm, PricewaterhouseCoopers and the Directors appointed
    PricewaterhouseCoopers to fill the casual vacancy created by the resignation.

7 The provisions of the Companies Act 1985 prohibit the Directors from allotting shares without the authority of shareholders other than in limited circumstances. Therefore, in accordance with the practice of most listed companies, your Directors are seeking, pursuant to Resolution 8 set out in the Notice of Annual General Meeting of the Company, general authority to allot up to an aggregate nominal amount of (pound)482,556 (representing, in accordance with ABI guidelines, a sum equal to the unissued and unreserved Ordinary share capital of the Company). Such authority would enable the Board to take advantage, without delay, of opportunities that may occur to issue shares, either for cash (subject as mentioned below) or as consideration for an acquisition. The authority conferred by the Resolution, if passed, will expire at the conclusion of the Annual General Meeting of the Company to be held in 2000 or, if earlier, on 31 August 2000.

8 The Companies Act 1985 also provides that when equity securities are being issued for cash, such securities must first be offered to existing holders of equity securities unless the Board is given the power to allot equity securities without regard to this requirement. Therefore, again in accordance with the practice of most listed companies, Resolution 9 set out in the Notice of Annual General Meeting of the Company seeks to disapply these shareholder pre-emption rights to overcome certain technical problems with regard to rights issues and to empower the Board to make issues of equity securities for cash up to a maximum nominal amount of (pound)75,733 (representing 5% of the issued Ordinary share capital of the Company at 31 December 1998). The resolution would also permit the issue of shares for cash on acceptance of a scrip dividend offer and issues under the terms of the Company's share and American Depositary Share option schemes and issues under the Investment Savings Plan. The power conferred on your Directors by Resolution 9, if passed, will expire at the conclusion of the Annual General Meeting of the Company to be held in 2000 or, if earlier, on 31 August 2000.

    Your Directors have no present intention of exercising the authority or power described above, although Ordinary shares will be issued from time to time on the exercise of options under the Company's employee share schemes and under the terms of the Investment Savings Plan for US employees.

9 Resolution 10 amends the terms of the 1994 Executive Share Option Scheme and the 1994 Unapproved Executive Share Option Scheme in order that share options may be granted to eligible employees within a 42 day period following the announcement of the Company's quarterly results. The effect of this resolution is to augment the current 42 day periods following the annual and interim announcements during which grants may be made in order to reflect the fact that the Company now reports its financial results on a quarterly basis.

==============================
PAGES 87-88

WHERE TO FIND US

PRINCIPAL OFFICES

London                          Cary, North Carolina      Hong Kong
The Communications Building     11000 Regency Parkway     Suites 2003/2004
48 Leicester Square             Suite 400                 Lyndhurst Tower
London                          Cary NC 27511             1 Lyndhurst Terrace
WC2H 7DB                        USA                       Central
                                                          Hong Kong

Tel: +44 171 930 6900           Tel: +1 919 462 8600      Tel: +852 2 530 5778
Fax: +44 171 930 6006           Fax: +1 919 468 9890      Fax: +852 2 530 5885


INVESTOR RELATIONS

Sara Parker                    Kristian Talvitie               John Olsen                     David Collins/Robert Rinderman
The Dialog Corporation plc     The Dialog Corporation plc      Hogarth Partnership Limited    Jaffoni & Collins Incorporated
The Communications Building    711 Third Avenue - 9th Floor    The Butlers Wharf Building     104 Fifth Avenue - 14th Floor
48 Leicester Square            New York                        36 Shad Thames                 New York
London                         New York 10017                  London                         New York 10011
WC2H 7DB                       USA                             SE1 2YE                        USA

Tel: +44 171 930 6900          Tel: +1 212 381 1800            Tel: +44 171 357 9477          Tel: +1 212 835 8500
Fax: +44 171 930 6006          Fax: +1 212 381 1830            Fax: +44 171 357 8533          Fax: +1 212 835 8525


REGISTRAR/DEPOSITARY: FOR DUPLICATE MAILINGS AND ADDRESS CHANGES

Ordinary shares              American Depositary Shares

ComputerShare Services PLC   The Bank of New York
Owen House                   Investor Relations Department
8 Bankhead Crossway North    P O Box 11258
Edinburgh                    Church Street Station
EH11 4BR                     New York NY 10286 - 1258
Scotland                     USA

Tel: +44 131 523 6666        Tel: +1 402 963 9394
Fax: +44 131 442 4924        or toll free for US residents only 1-888-BNY-ADRS
                             Fax: +1 212 815 4023


LISTINGS

London Stock Exchange        NASDAQ
Ordinary shares              American Depositary Shares
Symbol     DLG               Symbol     DIAL (previously DIALY)



SHARE PRICE INFORMATION

Share price information about The Dialog Corporation plc is available with the following references:
Ordinary shares: Reuters RIC Code                    DLG.L
ADSs traded on NASDAQ                                DIAL (previously DIALY)
Ordinary shares: London Stock Exchange SEDOL code    558-305

FORM 20-F

Filed with US Securities and Exchange Commission. Form 20-F corresponds to the Form 10-K filed by US public companies. Available from the principal offices of The Dialog Corporation plc in Cary or London, as above.

LOW-COST DEALING SERVICE

Hoare Govett Limited has established a low-cost dealing service which enables investors to buy or sell certified holdings of the Company's shares in a simple economic manner. Basic commission is 1% with a minimum charge of (pound)10. Transactions are executed and settled by Pershing Securities Limited. Forms can be obtained from the Company Secretary or Hoare Govett Limited, 4 Broadgate, London EC2M 7LE (Tel: 0171 601 0101).

DIRECTORS AND ADVISORS

Michael Mander*        Chairman
Daniel Wagner          Chief Executive
Patrick Sommers        Chief Operating Officer
David Mattey           Chief Financial Officer
Stephen Maller         Chief Technology Officer
Jason Molle            President of the Americas
Ciaran Morton          President, Europe, Middle East, Africa & Asia Pacific
Allen Thomas*          Deputy Chairman
Ian Barton*
Marmaduke Hussey*
Richard Swank*

* Non-executive

COMPANY SECRETARY AND REGISTERED OFFICE

Jonathan Ball, The Communications Building, 48 Leicester Square,
London WC2H 7DB

AUDITORS

PricewaterhouseCoopers, 1 Embankment Place, London WC2N 6NN

PRINCIPAL BANKERS

Chase Manhattan Bank, 125 London Wall, London EC2Y 5AJ
The Royal Bank of Scotland plc, London Belgravia Branch, 24 Grosvenor Place, London SW1X 7HP

UK MERCHANT BANKERS

Close Brothers Corporate Finance Limited, 12 Appold Street, London EC2A 2AW
N M Rothschild & Sons Limited, New Court, St. Swithin's Lane, London EC4P 4DU

STOCKBROKER

Hoare Govett Limited, 4 Broadgate, London EC2M 7LE

LEGAL ADVISORS

UK  Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ
    Mishcon de Reya, 21 Southampton Row, London WC1B 5HS
US Skadden, Arps, Slate, Meagher & Flom LLP, Four Embarcadero Center, San Francisco, California 94111-4144

REGISTRARS

ComputerShare Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR

REGISTERED NUMBER

1890236

HOME PAGE

http://www.dialog.com